     As filed with the Securities and Exchange Commission on August 22, 2000

                                                           Registration No. 333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     -------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                     -------
                                V-FORMATION, INC.
        (Exact name of small business issuer as specified in its charter)

              NEW JERSEY                                 3949                                22-3345169
    (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)                Classification No.)                    Identification No.)

                              170 BEAVER BROOK ROAD
                         LINCOLN PARK, NEW JERSEY 07035
                                 (973) 872-9400
     Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------
                    RICHARD STELNICK, CHIEF EXECUTIVE OFFICER
                                V-FORMATION, INC.
                              170 BEAVER BROOK ROAD
                         LINCOLN PARK, NEW JERSEY 07035
                                 (973) 872-9400
            (Name, address and telephone number of agent for service)
                                   ----------
                        Copies of all communications to:
                             J. ROBERT HORTON, ESQ.
                               FRED D. ZEMEL, ESQ.
                           GOODWIN, PROCTER & HOAR LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 813-8800
                            FACSIMILE: (212) 355-3333

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                                    ---------
                         CALCULATION OF REGISTRATION FEE

 ---------------------------    -------------   ------------------   ------------------          ------------
                                                     Proposed         Proposed Maximum            Amount of
   Title of Each Class of         Amount to      Maximum Offering    Aggregate Offering          Registration
 Securities to be Registered    be Registered   Per Price Security       Price (2)                   Fee
 ---------------------------    -------------   ------------------   ------------------          ------------
Common Stock (1), no par         10,554,923           $12.00            $18,000,000               $4,752
value
 ---------------------------    -------------   ------------------   ------------------          ------------

(1) Certain of these securities represent conversion stock underlying preferred stock or are the subject of a rescission offer to be commenced following effectiveness of this Registration Statement, as more fully described in the prospectus forming a part of this Registration Statement.

(2) Aggregate price, excluding interest, to be payable by Registrant if the rescission offer covered by this Registration Statement is accepted at the level estimated by Registrant.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

---------------------------------------------------------------------------

                                V-FORMATION, INC.

                10,554,923 Shares of Common Stock (No Par Value)
                          [10,554,923 Shares represents
           7,579,775 outstanding prior to offering but not registered
                                      PLUS

              1,500,000 new shares registered pursuant to offering]

         500,000 Shares of Conversion Stock Underlying Preferred Stock,
                            Series A (No Par Value)

         102,390 Shares of Conversion Stock Underlying Preferred Stock,
                            Series B (No Par Value)

         622,758 Shares of Conversion Stock Underlying Preferred Stock,
                            Series C (No Par Value)

         250,000 Shares of Conversion Stock Underlying Preferred Stock,
                            Series D (No Par Value)

             (less shares if any for which rescission is exercised)

This Prospectus is designed to accomplish two objectives: 1) to provide disclosure to new investors in connection with the Company's current offering of 1,500,000 shares at $12.00 per share; and, 2) to serve as an offer of rescission to certain existing shareholders of the Company to whom shares may have been offered and sold without full compliance with state and Federal securities laws. As set forth herein, the rescission offer is limited to Common Stock purchased by non-accredited investors. The Company believes based on prior discussion with existing shareholders that approximately 12 shareholders holding approximately 100,000 shares of Common Stock valued are expected to elect rescission, with a maximum exposure to the Company expected of approximately $375,000. The Company reserves the right to retract the rescission offer in the event the rescission claims amount exceeds $750,000. The Company will pay shareholders electing to accept the rescission offer within 90 days of the Company's receipt of their notice of election to accept the rescission offer.

All shares of Common Stock registered hereby, namely the shares offered for purchase and shares already purchased (including conversion shares underlying Preferred Stock) to be registered, will be restricted for public resale through July 31, 2001, after which time such shares shall not be so restricted.

THE OFFERING
Common Stock Offered                                          1,500,000 shares
Common Stock to be outstanding after registration
     (less shares if any for which rescission is exercised)   10,554,923 shares
Conversion stock underlying preferred stock,
     to be outstanding after registration:
         Series A,  covering 500,000 conversion shares        500,000 shares
         Series B,  covering 102,390 conversion shares        102,390 shares
         Series C,  covering 594,438 conversion shares        622,758 shares
         Series D,  covering 250,000 conversion shares        250,000 shares

USE OF PROCEEDS   The Company intends to use the net proceeds of the offering for the reduction of financial institution debt, expansion of the Company's business and funding the rescission. See "Use of Proceeds".

RISK FACTORS      The securities offered hereby offer a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution".

                    ----------------------------------------

THESE SECURITIES HAVE NOT BE APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS ___________, 2000.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form SB-2 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the common stock, no par value, of the Company (the "Common Stock") offered hereby and underlying its four series of preferred stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus concerning the content of any document are not necessarily complete, although the material terms thereof are described in this Prospectus and, in each instance, reference is made to the copy of the document included as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference. The Registration Statement may be inspected without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. The SEC also maintains a worldwide web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Registrant's registration statement will be filed electronically.

         The Company will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file with the SEC reports, proxy statements and other information. Such materials may be inspected and copied at the offices of the SEC in the manner described above.

         The Company intends to furnish its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Prospectus may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the Company's management and on information available to management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of the Company's operations, earnings, industry conditions, demand and pricing for the Company's products and other aspects of its business,. Although not exclusively, forward looking statements herein generally are located under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and identified by statements therein preceded by, followed by or including the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although the Company makes such statements based on assumptions it believes to be reasonable, actual results will surely differ and such differences may be material. Many of the factors that will determine these results are beyond the Company's ability to control or predict with any degree of certainty. The Company does not intend to revise any forward-looking statements in this Prospectus in light of future events. Prospective purchasers of Common Stock are Company shareholders electing to exercise the rescission rights conferred herein. are cautioned not to put undue reliance on any forward-looking statements and may therefore not assume that changes that occur or come to light after the date hereof and that affect such forward-looking statements will be incorporated therein.

         The "Risk Factors" set forth below and the following factors, among others, could cause the Company's results to differ from any results included in any forward-looking statement: (a) variations in demand for the Company's products; (b) changes in market conditions unfavorable to the sports industry;
(c) significant fluctuations in the performance of debt and equity markets in the U.S. or worldwide; (d) enactment of state or federal legislation or changes in government policy or regulation (including accounting standards) adversely affecting the Company's operations; (e) adverse results in litigation; and (f) increase in U.S. or international interest rates. See "Risk Factors" below.

         The executive office of the Company is located at 170 Beaver Brook Road, Lincoln Park, New Jersey 07035, and the telephone number is (973) 872-9400.

                                TABLE OF CONTENTS

                                                                                                            Page
Available
Information...............................................................................................   4
Special Note Regarding Forward-looking Statements.........................................................   4
Prospectus Summary........................................................................................  --
The Company...............................................................................................   7
Risk Factors..............................................................................................  11
Use of Proceeds...........................................................................................  18
Determination of Offering Price...........................................................................  20
Dividend Policy...........................................................................................  20
Capitalization............................................................................................  21
Dilution..................................................................................................  21
Selling Security Holders..................................................................................  22
Plan of Distribution......................................................................................  22
Legal Proceedings.........................................................................................  22
Directors, Executive Officers, Promoters And Control Persons..............................................  --
Director Compensation.....................................................................................  --
Security Ownership of Certain Beneficial Owners and Management............................................  26
Description of Securities.................................................................................  27
Indemnification of Officers and Director..................................................................  30
Certain Transactions......................................................................................  31
Business..................................................................................................  31
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................  38
Description of Property...................................................................................  41
Market for Common Equity and Related Stockholder Matters..................................................  41
Executive Compensation....................................................................................  42
Rescission Offer..........................................................................................  42
Financial Statements......................................................................................  46
Changes in and Disagreement With Accountants..............................................................  72
Experts...................................................................................................  72
Legal Matters.............................................................................................  72
Additional Information....................................................................................  72
Information not Required in Prospectus....................................................................  74

                                   THE COMPANY

The following summary is qualified in its entirety by the more detailed information, including financial statements and financial information appearing or referred to in this memorandum. Each prospective investor is urged to read this memorandum in its entirety.

         V-Formation, Inc. (the "Company"), is a multi-faceted, innovative, sports technologies company that has made significant advances in the development and marketing of revolutionary inline skates. Formed in January of 1995, the Company has experienced substantial growth as a result of increased sales revenue and product demand. The Company believes that with suitable capital funding it will be well positioned to make substantial market penetration with respect to its product lines and add substantially to its growth. Additionally, through the use and acquisition of intellectual properties that are either owned or licensed exclusively by the Company, the Company has established a broad foundation it has used to attain the accomplishments it has enjoyed to date, and that it intends to use as a springboard for future growth. Presently, all the Company's sports products incorporate cutting edge technology in their design and implementation. Importantly, all the Company's key technologies are proprietary, licensable and transferable. The Company's objective is to become the premier sports and sports related technologies firm in the sports entertainment industry.

COMPANY BUSINESS UNITS

         The Company has divided its operations into the following business units:

         -    V-Form Skates

         -    Nexed Sports Clothing

         -    Roll Ice Interchangeable Use Sports Footwear

         -    Wheels of Fire

         -    Soft Machine Software

         -    On Net Sports Internet

         While each of the business units manages the development, marketing and sale of the products and technologies assigned to such unit (as described below), the Company serves as the head of all the business units, coordinating their efforts, monitoring their operations, and managing their administrative needs.

         The V-Form unit is responsible for the design, manufacturing, marketing, sale and further development of its six product lines.

         - V-FORM SKATES - The V-Form unit is responsible for the design, manufacturing, marketing, sale and further enhancement of the Company's original flagship product, the "V-Form Skate". The Company believes that its proprietary V-Formation skating system is the first major product innovation in inline skating since the introduction of the original Rollerblade(R) inline skates in the 1980's. The Company holds exclusive license for U.S. patent number 5,303,940 as well as possessing its own U.S. patent number 6,003,882 encompassing what is commonly known as the V-Form Skate technology. The V-Form Skate chassis, unlike any other skate chassis in the world, off-sets its wheels at alternating angles ranging from 2(degree)to 16(degree). This unique design enables the skate user to maneuver, stop and emulate ice skating in a revolutionary manner, creating a "Virtual-Ice"(TM) sensation.

         - NEXED - In October of 1999, the Company acquired Nexed Hockey, Inc., as well as the services of its founder Todd Trickle. The Nexed product line includes athletic apparel, footwear and accessories. The Nexed product line, although independently marketable, is designed to compliment and be coordinated with the Company's hard goods skates line. The Nexed product line has been well received in the marketplace and its unit sales have steadily increased to approximately $250,000 in the first six months of 2000, doubling the Company's original projections. The Company anticipates further substantial growth in Nexed product line revenue by year end. As published in "Surfside Hockey News", Nexed has received the coveted "Best New Apparel Y2K All-Star Product Award" for its new edge in hockey apparel.

         - ROLL-ICE - The Company has introduced new and innovative technologies though its Roll-Ice product line. Specifically, the Roll-Ice technology gives users the ability to customize athletic footwear, using one pair of boots for multiple purposes. For example, the Roll-Ice design allows a skater to quickly and effortlessly change an ice skate into a roller skate or a hiking boot. The key to this technology is the creation of a cavity in the sole of the skate boots into which interchangeable sole attachments can be mounted. The Company has a competitive advantage with the revolutionary Roll-Ice technology since it has the exclusive license rights for the Roll-Ice technology patents (U.S. Patents Nos. 5,847,927; 5,839,734; 5,662,338; and
              5,810,368). Moreover, the Company holds the exclusive rights to sub-license the Roll-Ice technology. The Company considers the Roll-Ice license agreement a major development in fostering the Company's growth as a recognized leader in the sports technology sector. The Company intends on bringing the Roll-Ice technology to market during Q2 of 2002.

         - WHEELS OF FIRE - The newest addition to the Company's product line is an illuminated skate wheel technology (U.S. Patent Number 5,718,499) known as "Wheels Of Fire". The Wheels of Fire technology, embedded in skate wheels, creates a self-generating illumination system by which the skate wheels light up in a flashing mode as the skates moves. This innovative technology was brought to the Company by hockey legend Slava Fetisov (currently an assistant coach for the New Jersey Devils), who, as owner of the patent for the technology, granted the Company the exclusive global license to make and sell products incorporating the Wheels of Fire technology. The Company intends to market Wheels of Fire products under the brand names "Lava Wheels", "Meteorlites" and "Sparkees" to skate, skateboard, and scooter users world-wide. As part of the first phase of its marketing program, the Company intends to bring to market products incorporating Wheels of Fire technology in this year's Christmas selling season through television, Internet and retail sales marketing and distribution efforts.

         - SOFT MACHINE UNIT - The Company has entered into an agreement whereby, upon payment of $50,000, the Company will acquire certain software programs as well as the rights to all intellectual properties currently owned, in development or that may be created by the founder of Soft Machine, Inc.. In connection with the software acquisition, the Soft Machine, Inc. founder will become employed by the Company in September 2000. The parties have also agreed that once the revenue budget for the software is more fully understood, they will negotiate in good faith and establish certain performance based compensation. The primary product developed by the Soft Machine unit is "Quick Plot". Quick Plot is a tracking and billing program for engineers, architects and designers. There are presently 50 users of Quick Plot version 1.0 licensed. The Company intends to market Quick Plot to a large, educated market of 4 million Auto Cad users and developers worldwide. The Company's goal is for Quick Plot to secure greater market penetration once Quick Plot Versions 2 & 2.2 (Quick Plot for Auto Cad 14 & Quick Plot Auto Cad 2000) are made available to service oriented vertical markets utilizing Auto Cad 2000, Windows NT / 98 and Windows NT / 95, which is expected to occur by the Spring of 2001.

              In addition to Quick Plot, the Soft Machine division plans to introduce "Sportds" management software, an expanded version of Quick Plot for the sporting goods industry. The Company estimates that Sportds software will be ready for beta testing by year end 2000. Featuring a user-friendly graphical interface "Sportds" will be an administration utility enabling users to manage sporting goods operations, including but not limited to:

              -   Digital Exchange Reporting (DER)

              -   Fulfillment Mandate Procedures (FMP)

              -   Competitive Insight Analysis (CIA)

              -   Network Convergence Flexibility (NCF)

              Tracking, billing, reporting and forecasting will be available on one complete menu-driven software system. Sporting goods manufacturers, distributors and retailers, with a few keystrokes, will be able to:

              -   Manage costs, production, communication and finances.

              - Generate cash flow budgets, gross margin percentages, pro forma income statements, ration analysis, and expedite inventory turnover.

              - Evaluate market conditions in order to define market faith and gain perspective among buyers and suppliers regarding excellence vs. expedience, absolute integrity vs. situational ethics, servant leadership vs. manipulative counsel, and product resistance vs. reverse perception.

         - ON NET SPORTS INTERNET - The Company has acquired from On Net Sports, Inc. all its assets relating to Internet broadcast media, affording the Company an opportunity to provide a fully interactive, sports oriented broadcast platform for Internet users. The Company intends to provide programming in a radio style "sports talk" format 24 hours a day, 7 days a week by the fourth quarter of 2000. As consideration for the acquisition, the Company will arrange for full time employment for On Net Sport's founder. The parties have also agreed as soon as practicable to determine revenue milestones for the broadcast unit and incentive compensation for On Net Sport's founder. The Company intends its On Net Sports broadcast format to be the first broadcast to offer Internet users a visual/audio feed combination. The Company believes that On Net Sports has identified a talented management team to (i) host a Company - owned virtual store to sell branded apparel, logo merchandise, sports and computer equipment by Q4 2000 and (ii) establish an equivalent broadcast version in Spanish.

OTHER SIGNIFICANT ACCOMPLISHMENTS

         Prior to its lobbying efforts the Company had become victim to a unique customs phenomena in the U.S. Harmonized Tariff Schedule known as tariff inversion in that the dutiable rate for components placed the Company at a disadvantage as compared to foreign competitors. In 1997, the Company lobbied Congress to enact legislation to amend the Tariff Schedule. As a direct result of the Company's efforts recognized nationally, the Tariff Schedule now provides for the duty-free entry of certain inline skates. The legislation was passed by both the House (HR-1882) and the Senate (S-1288). As a result, the Company has enjoyed the benefit of the eliminated tariff and revenues have increased as a result.

OPERATION LOCATIONS

         The Company operates two primary facilities. The corporate offices are located in Lincoln Park, New Jersey and the manufacturing and distribution fulfillment center is located in Paterson, New Jersey. Additionally, the Company has five regional offices in Chandler, AZ, Colorado Springs, CO, Hermosa Beach, CA, Holiday, FL, and Huntington Woods, MI; as well as international distributors in Canada, Australia, , Italy, Switzerland and the United Kingdom.

SUMMARY FINANCIAL INFORMATION

         The summary financial information set forth below is derived from and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA:

                                                          YEARS ENDED                    SIX MONTHS

                                                          DECEMBER 31,                 ENDED JUNE 30,

                                                           (AUDITED)                    (UNAUDITED)
                                                           ---------                    -----------
                                                      1998              1999               2000
                                                      ----              ----               ----
Revenues ......................................       678,437           760,533            722,311

Net Loss ......................................   (14,861,147)       (4,640,497)        (6,172,022)

Net Loss per share ............................

         Basic ................................         (2.56)            (0.71)             (0.86)

Weighted average number of shares outstanding

         Basic ................................     5,812,466         6,522,704          7,188,095

BALANCE SHEET DATA:

                                                          DECEMBER 31,                        JUNE 30, 2000
                                                          ------------                        -------------
                                                  1999                    1998
                                                  ----                    ----
                                                                                               (UNAUDITED)
Working capital (deficit)...........             (79,184)               (694,003)                ($937,646)
Total assets........................           1,613,753               1,666,087                $1,833,062
Long term debt......................             449,834                 910,896                  $450,949
Accumulated deficit.................         (48,757,791)            (44,117,294)              (54,929,813)
Stockholders' equity (deficit)......             386,322                (753,026)                 (312,234)


-------------


RISK FACTORS

         A purchase of the securities offered herein involves a very high degree of risk, including the possibility of the loss of the purchaser's entire investment. The securities should only be purchased by persons who can afford the loss of the entire investment. Prospective investors, prior to making an investment decision, should carefully consider, along with other information in this memorandum, the following:

POSSIBLE INABILITY TO SELL COMMON STOCK OFFERED

         The Company may not be able to sell all the Common Stock being offered pursuant to this offering. Therefore, the Company may not be able to accomplish some or all the proposed proceeds described herein from the sale of the Common Stock. If the Company raises enough cash to rescind the sale of the shares owned by holders electing rescission, but not enough to accomplish all of the uses of proceeds described herein, the Company will apply the cash raised to the uses of proceeds in the order set forth in this Prospectus. There is a risk that the Company will be unable to raise enough cash to fund the rescission offer in which case rescission liability may remain and its proposed use of proceeds may be frustrated. Additionally, if the Company is not able to raise enough cash by this offering to enable it to undertake its intended business development efforts as set forth above, the Company may be forced to take on conventional debt by taking out loans against purchase orders to continue its operations. Even if the Company sells all the Common Stock being offered pursuant to this offering, the Company anticipates requiring additional capital within the next 12 months unless it (i) increases production efforts in stages in accordance with cash flows that arise from paid receivables, or (ii) takes out loans against purchase orders.

DEVELOPMENT STAGE BUSINESS

         To date, the Company has not had any meaningful operations in its new product lines. The operations of the Company are subject to all the risks inherent in the establishment of a new business enterprise, including the absence of extensive operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business. Even after revenues are recognized, there can be no assurance that the Company will realize profitable operations from the conduct of its business at any time.

This Prospectus is based upon management's plans and projections for the Company's development; however, there can be no assurance that the Company will develop as outlined here. If the Company's plans prove to be unsuccessful, investors in the Company may lose all or a substantial portion of their investment. Further, there is no assurance that the Company's operations, even if properly financed, will be profitable or will produce positive cash flow.

EXPANSION RISKS

         With aggressive expansion and growth, as planned, capital requirements of the Company will increase, and there can be no assurance that the Company will be able to satisfy such increased capital requirements.

SEASONALITY

         The Company's business is largely dependent upon the sports entertainment industry, which is highly cyclical and dependent upon consumer spending. Economic factors adversely affecting the sports entertainment business sectors and consumer spending could adversely impact the Company. Increased revenues and operating income are generally experienced during the second and fourth calendar quarters as a result of the sporting goods industry's selling season, the peak sales and production period of the year. Decreased revenues and operating income are generally experienced during January, February, July and August of each year as a result of retailer inventory surges and tradeshow participation, as well as changeover in product lines for the new model year. The Company's historical results of operations may not reflect cyclical or season fluctuations in revenues and operating income it may face in the future because the Company's growth trend through successive periods has masked the effect of any such fluctuations.

FINANCIAL PROJECTIONS

         The forward looking statements that may imply financial projections listed in this Prospectus are based upon assumptions by the Company's management with regard to future events. These various assumptions may prove to be inaccurate. Financial results will surely vary from any actual projections that might have been made and such variations could be material, which could substantially alter the return to investors. Accordingly, the Company has elected not to project financial projections herein.

MARKETING STUDIES

         While extensive internal research has quantified the market, the opportunity and the capital requirements outlined herein, no independent studies with regard to feasibility, management or marketing have been conducted at the expense of the Company or by any independent third parties with respect to the Company's present and future business prospects and capital requirements. In addition, there can be no assurances that the Company's products and services will find sufficient commercial acceptance in the marketplace to enable the Company to fulfill its long and short term goals, even if adequate financing is available. See "Business."

PERSONNEL AND MANAGEMENT RISKS

         Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. The Company's projected growth will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. Also, the Company may need to fill important executive positions in the future. While management is hopeful that qualified personnel can be hired, the market for such individuals is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis.

MARKET AND BUSINESS RISKS

         A considerable portion of the Company's strategic plans is predicated on management's belief that the inline skate market will continue to grow and this will account for the increased revenues projected for the sale of products offered by the Company. Increased revenues projected by the Company are based upon continued increased distribution and additional channels. However, there can be no assurances that the Company's products and services offered will be acceptable to potential customers. The market for the roller skate industry is intensely competitive, evolving and subject to technological change. Due to this changing environment, the use of roller skates similar to those produced by the Company may become enhanced, thereby attracting additional competition to its industry segment. The Company faces competition from companies, many of which have greater financial and management resources, research and development facilities and manufacturing and marketing capabilities, including brand name recognition, than the Company. There can be no assurance that technological and other developments by the Company's competitors or potential competitors will not make the Company's products less competitive in the market. The Company's ability to compete effectively will depend upon its ability to attract and retain qualified personnel, innovate its manufacturing techniques and processes, make adequate provision for its raw material requirements and supplies through long-term supply agreements, maintain and expand its technological capabilities, market and sell existing products to new customers, develop new products for existing and new customers, service its products and further develop its sales force. No assurance can be given that the Company will be able to compete effectively. Such competition could materially and adversely affect the Company's business, operating results or financial condition. Additionally, since the market for V-Form skates is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance that the market for V-Form skates will develop further or that the Company's product will be accepted by additional consumers in substantial numbers.

ECONOMIC UNCERTAINTY

         Adverse economic conditions could have a negative impact on the Company's projected business. In a recession, consumers are less inclined to make certain types of expenditures. While management believes that a severe and prolonged economic downturn to be highly unlikely, any substantial business downturn could jeopardize the profitability and continued operation of the Company.

CONTROL BY PRINCIPAL SHAREHOLDERS

         After the offering, and following the conversion of the Preferred Stock to Common Stock, the persons who were principal shareholders prior to the offering will continue to own a majority of the Company's outstanding Common Stock of the Company, will be able to elect all Directors and will be in a position to continue to control the affairs of the Company.

LONG-TERM, ILLIQUID INVESTMENT RISKS - ABSENCE OF PUBLIC MARKET

         The Common Stock will be freely tradable as a matter of law after July 31, 2000 (subject to blue sky requirements of certain states). It cannot be assumed that an "active" public market will then develop or thereafter exist for the Common Stock. The Company does not intend at present to list the Common Stock on the NASDAQ or other nation exchange. Therefore, an investment in the Company may be illiquid even when the trading restriction lapses and should be considered a long-term commitment. Also, various future economic events that are not predictable at this time may have an impact on the returns achieved by this investment. Purchasers of Common Stock may, therefore, experience substantial difficulty in selling their shares of the underlying Common Stock should they desire to do so. See "Description of Securities."

PROTECTION OF PROPRIETARY ASSETS

         The Company seeks to protect from infringement the patents held and licensed by it, as referenced above. However, there can be no assurance that steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In the event that protective measures are not successful, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the Company's growth strategy includes a plan to enter the international market and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

         The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. Although the Company believes that its technology does not infringe on the proprietary rights of others and has not received any notice of claimed infringements, there can be no assurance that third parties will not assert infringement claims against the Company in the future based on patents or trade secrets or that any such claims if made would not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company and its customers and end-users may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CONTRACT MANUFACTURING; LIMITED SOURCE SUPPLIERS

         The Company may in the future experience problems with its various component suppliers, such as inferior quality, insufficient quantities and late delivery. There can be no assurance that such problems will not generate material liabilities for the Company or adversely impact the Company's relations with its customers in the future. In addition, the Company may experience pricing pressure from its contract manufacturers. There can be no assurance that the Company will be able to manage its contract manufacturers effectively or that these manufacturers will meet the Company's future requirements for timely delivery of products of sufficient quality and quantity. In order to meet demand for its products, the Company will have to coordinate its efforts with those of its suppliers and contract manufacturers. The inability of the Company's contract manufacturers to provide adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in the Company's ability to fulfill orders while the Company identifies a replacement manufacturer and could have a material adverse effect upon the Company's business, operating results and financial condition.

PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE AND UNINSURED RISKS

         Due to the nature of the Company's products, the Company is subject to product liability claims involving personal injuries allegedly related to V-Form skates. The Company currently carries an occurrence-based product liability insurance policy. The Company believes that its insurance has been and continues to be adequate to cover product liability claims. Nevertheless, any future claims are subject to the uncertainties related to litigation, and the ultimate outcome of such proceedings or claims cannot be predicted. Due to the uncertainty with respect to the nature and extent of manufacturers' and distributors' liability for personal injuries, there is no assurance that the Company's product liability insurance will be adequate to cover such claims. Further, there can be no assurance that insurance will remain available or, if available, that it will not be prohibitively expensive. Although the Company believes it has adequate insurance coverage against hazards and risks that are typical in the business conducted by it and that such coverage is in reasonable amounts, there can be no assurance that due to certain unforeseen circumstances such insurance will be adequate in every instance. In addition, certain hazards and risks may be specifically excluded from coverage under the policies maintained by the Company or otherwise may be unavailable to the Company or other companies within the industry. The loss of insurance coverage or claims exceeding that coverage or uninsured risks or hazards could have a material adverse effect on the Company's business, results of operations and financial condition.

DILUTION

         The price per share of the Common Stock offered pursuant to this offering is substantially higher than the net tangible book value per share of the Common Stock as of June, 30, 2000. Therefore, purchasers of Common Stock offered pursuant to this offering will incur an immediate and substantial dilution in the value of their shares, and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution". Moreover, shareholders of the Company do not have preemptive rights to purchase additional stock sold, and thus additional capital raises could dilute the equity ownership of the purchasers in this offering.

CUSTOMER CONCENTRATION

         As is customary in the industry, the Company does not have long-term contracts with any of its customers. While management expects the Company's customer base to expand in the future, a limited number of large orders from a small number of customers may continue to account for a significant portion of the Company's sales during any given period for the foreseeable future. The loss of, or a reduction in business from, any of its major customers could have a material adverse effect on the Company's results of operations. See "Business - Sales and Marketing."

GOVERNMENT REGULATION; PRODUCT RECALLS

         Certain of the Company's products may be subject to regulation by the Federal Consumer Products Safety Commission (the "CPSC"), and may therefore be subject to recall if requested by the CPSC. In addition, the Company may be required to change or modify its current or future products in order to comply with CPSC's rules or other rules and regulations related to the safety of its products or any future rules or regulations. In the event the Company is required to modify or change its products, it may incur substantial additional costs related to design and manufacture and may incur significant down-time in being able to produce inventory for sale, all of which could have a material adverse effect upon the Company. Although the Company is not aware of any current proceeding by the CPSC that would result in the recall of the Company's product, any recall of the Company's products could result in significant expense to the Company. There can be no assurance that the Company will have the necessary funds available to it to conduct any recall or that, if conducted, it will have funds available to continue its operations. See "Business - Government Regulation."

DEPENDENCE UPON MANAGEMENT; LIMITED PERSONNEL

         The success of the Company is dependent upon the efforts and abilities of its Chief Executive Officer, Richard Stelnick. The Company has also relied heavily on the services of Robert Miragliotta, Chief Financial Officer of the Company, and Theodore Ellenis, Executive Vice-President of the Company. The loss of the services of Messrs. Stelnick, Miragliotta or Ellenis would likely have a material adverse affect on the Company's operations, at least in the short term.

         The Company believes that it will be necessary to increase its permanent sales, marketing product design and administrative staff in order to implement its business plan. Although the Company believes that necessary additional personnel to staff the Company are available, there can be no assurance that the Company will be successful in assembling an effective staff in a timely manner particularly as the Company faces considerable competition from other companies for such personnel. There can be no assurance that the Company will be able to attract and retain additional qualified personnel, and any inability to do so could have a material adverse effect on the Company. See "Business - Management."

ABILITY TO MANAGE GROWTH

         The Company anticipates a period of rapid growth that is expected to place a strain on the Company's administrative, financial and operational resources. The Company's ability to manage any staff and facilities growth effectively will require it to improve its operational, financial and management controls, to continue to improve its reporting systems and procedures, to install new management information systems and to train, motivate and manage its employees.

There can be no assurance that the Company will install such management information systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. If the Company is unable to hire, train and retain qualified personnel to implement the necessary services effectively, its ability to attract repeat sales could be adversely affected, which could limit the Company's growth opportunities. If the Company's management is unable to manage growth effectively, for example if the Company's sales and marketing efforts exceed its capacity to obtain inventory in a timely manner, the Company's business, operating results and financial condition could be adversely affected. See "Business" and "Management."

NO DIVIDENDS

         The Company has not paid any dividends on its Common Stock since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of the Company's business. See "Dividend Policy."

EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

         As of the date of this Prospectus, the Company has outstanding options and warrants to purchase approximately 8,160,186 shares of Common Stock at prices ranging from $.10 to $6.00 per share. To the extent that outstanding options and warrants are exercised, dilution of the holders of the Common Stock will occur and sales of the Company's Common Stock underlying these options and warrants may adversely affect the Company's ability to raise additional capital and could also adversely affect then prevailing market prices for the Common Stock.

POSSIBLE INABILITY TO RESCIND FOR CASH

         Depending on the number of shareholders who qualify and elect to rescind their purchases and the amount of Common Stock the Company is able to sell pursuant to this offering, the Company may not be able to rescind all the shares of the holders electing rescission. Furthermore, interest on the amount rescinding shareholders may be entitled to will continue to accrue at the rate applicable according to the state in which such shares were purchased. Funding for the rescission offer, including interest thereon, is not currently available and will not be available unless and until the Company raises enough by this offering to rescind the shares of the holders electing and qualifying for rescission.

RIGHTS OF RESCINDABLE SHAREHOLDERS

         The effect of a rescission offering under federal securities laws is uncertain, and shareholders entitled to rescission but who elect not to rescind may continue to hold rights against the Company under federal securities laws following the rescission offer until the statute of limitation has run.

PENDENCY OF NEW JERSEY BUREAU OF SECURITIES ACTION AND POTENTIAL ACTION BY OTHER REGULATORY AUTHORITIES

         Based upon its dealings to date with the Bureau, the Company remains confident that, working with the Bureau, it will be able during 2000 to raise publicly, the capital necessary for operations, and at the same time, effectively correct any stock issuances that may have violated New Jersey securities registration laws and effectively correct any stock issuances so violative of other state or federal securities laws.

         While the Company believes that the rescission offering made herein will effectively correct any stock issuances that may have violated New Jersey state securities laws and effectively correct any stock issuances so violative of other state and federal securities laws, no assurance along these lines can be given and despite its optimism, the Company may in the end be unable to secure a complete dismissal by New Jersey or to negotiate a manageable monetary settlement, including reimbursement of state costs, for prior violations and may become a respondent in other state or federal administrative actions. Moreover, while the Company believes it highly unlikely, one or more cognizant securities agencies may seek and secure an injunction against the Company's issuance of securities, which could materially adversely affect the Company's operations.

LACK OF DUE DILIGENCE ON BEHALF OF RESCINDABLE SHAREHOLDERS

         No independent legal counsel or other professional advisor has been retained to represent the interests of the shareholders entitled to rescission or purchasers of the common stock issued pursuant to this offering, and no underwriter, broker, dealer or other person has conducted any "due diligence" or other review of this offering on behalf of such purchasers. The Company encourages such shareholders or purchasers to consult with their legal, accounting and/or financial advisors with respect to investment in the Common Stock of the Company.

                                 USE OF PROCEEDS

       The Company expects the net proceeds from this offering will be used to provide funds for:

-        costs of this registration

-        capital equipment and inventory

-        marketing and sales

-        acquisitions

-        research and development

-        working capital reserve

-        shareholder rescission

         The following represents the Company's best estimate of its use of the net proceeds of this registration based upon its present plans, the state of its business operations, , and current conditions in the sports-entertainment industry. The Company reserves the right to change the use of the net proceeds without shareholder approval if unanticipated developments in the Company's business, business opportunities, or changes in economic, regulatory or competitive conditions, makes shifts in the allocation of net proceeds necessary or desirable. See "Business".

FINANCING REQUIREMENTS

         The Company is seeking investment capital of $18,000,000 through the sale of the Common Stock in order to launch an ambitious marketing program; further invest in technological development research and development; provide operating capital; fund payments for rescission offering; facilitate the acquisition of certain trademarks; and accomplish additional objectives as listed below. A portion of the proceeds of this offering will be used to provide credit assurance in the form of deposits or to facilitate letters of credit to assure capacity commitment.

PROPOSED USE OF NET PROCEEDS ($) (1)
                                           ASSUMING NET PROCEEDS OF                      ASSUMING NET PROCEEDS OF
                                           APPROXIMATELY $16,000,000                     APPROXIMATELY $5,000,000
Short Term Debt                                               1,400,000                                     440,000

V-Formation
-        Marketing / Adv.               @    550,000                                  172,000
-        Inventory / Mfg.               @  1,450,000                                  452,000
-        R & D / Design                 @    300,000                                   94,000
                                        -------------------------------               -----------------------------
                                                              2,300,000                                     718,000

Nexed by V-Form
-        Marketing / Adv.               @    550,000                                  172,000
-        Inventory / Mfg.               @  1,700,000                                  530,000
-        Design / Admin.                @    250,000                                   78,000
                                        -------------------------------               -----------------------------
                                                              2,500,000                                     780,000

Roll-Ice
-        Research & Development         @  1,000,000                                  312,000
-        Inventory / Mfg.               @  1,950,000                                  608,000
-        Marketing / Adv.               @    550,000                                  172,000
                                        -------------------------------               -----------------------------
                                                              3,500,000                                   1,092,000

Soft Machine, Inc. (SMI)
-        Equipment                      @    900,000                                  281,000
-        Admin.                         @    650,000                                  203,000
-        Marketing                      @    450,000                                  140,000
                                        -------------------------------               -----------------------------
                                                              2,000,000                                     624,000

On Net Sports
-        Equipment                      @    950,000                                  296,000
-        Admin.                         @  1,250,000                                  390,000
-        Marketing / Adv.               @    800,000                                  250,000
                                        -------------------------------               -----------------------------
                                                              3,000,000                                     936,000

Working Capital (2)                                           1,500,000                                     468,000

         Total Net Proceeds ($)                              16,200,000                                   5,058,000
                                                             ==========                                   =========
         (Exclusive of underwriter fees and expenses)

         (1) Excluded from this table are fees listed on the front of this prospectus. Refer to front of prospectus for such fees.

         (2) Included in this figure are anticipated rescission funding costs (expected to be approximately $375,000) and amounts to be applied to working capital.

         If the maximum amount of Common Stock is sold, management believes that the proceeds, exclusive of the proceeds from the Company's operations, will provide sufficient funds to satisfy anticipated cash requirements for at least 18 months from the date of this registration. If less than the maximum amount of stock is sold, the Company will utilize those proceeds and profits generated from operations to maximize capability, and adjust the Company's annual operating budget accordingly. There can be no assurances that the Company will be able to raise the maximum amount of proceeds from this registration, or that the Company will ever be able to maintain profitable operations.

         Although the Company intends to use a portion of the proceeds to repay its financial institution debt, it intends to acquire a revolving line of credit facility with a borrowing base equal to the amount required necessary to facilitate letters of credit and to finance major equipment purchases. The Company intends to utilize the resulting increased borrowing availability under such new line of credit as necessary in the ordinary course of its business, including for increased inventories and receivables and continued growth of the Company and its subsidiaries. In addition, the Company may use a portion of such increased borrowing availability to acquire businesses that the Company believes are compatible with its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Pending their use as set forth above, the Company intends to use the net proceeds of this registration/offering to make short-term reduction in the Company's working capital lines of credit or to invest in short-term, investment grade, interest bearing securities. The described use of proceeds is based upon management's assumptions concerning certain acquisitions, development, financial and other matters that may affect the Company in the future. If development of the Company's core business varies materially from these assumptions, the Company may reallocate some of the proceeds in the best interests of the Company.

                         DETERMINATION OF OFFERING PRICE

         While the Company has not had the benefit of an underwriter analysis of the proposed offering price or an independent appraisal of the Company in determining the offering price, the Company has taken into account such subjective factors as current sales and projections, new product introduction dates, value of intellectual property and market conditions, that it believes fairly support the offering price and the implied market valuation for the Company. The pricing in this offering suggests a pre-money valuation of approximating $120,000,000.

                                 DIVIDEND POLICY

         To date, the Company has not declared or paid any dividends on its Common Stock. The payment by the Company of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's business operations.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 2000:


                                                                             JUNE 30, 2000 (UNAUDITED)
                                                          ------------------------------------------------------------
Cash.................................................                                $178,302
Working Capital......................................                               ($937,646)
Long Term Debt.......................................                                $450,949
Short Term Debt......................................                               $1,044,042
                                                                                    ==========

Stockholders' equity (deficit):

         Preferred Stock, no par value,
         7,500,000 shares authorized, 1,475,148
         shares issued and outstanding...............                               $5,286,470

         Common stock, no par value, 4,500,000
         shares authorized, 7,579,775 shares
         outstanding,................................                               18,705,744
Paid in Capital......................................                              $30,747,110
Treasury Stock.......................................                                 (121,745)
Accumulated Deficit..................................                              (54,929,813)
Total capitalization.................................                                  245,111
Total stockholders' equity (deficit).................                                 (312,234)


                                    DILUTION

         The Company's net tangible book value (deficit) at June 30, 2000 was ($788,538), or ($.10) per share. "Net tangible book value per share" represents the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the Common Stock offered hereby at an assumed offering price of $12 per share, and application of net proceeds therefrom, and assuming that all the offering price is allocated to the Common Stock, pro forma net tangible book value at June 30, 2000 would have been approximately $14,871,462, or $1.64 per share. This represents an immediate increase in net tangible book value per share of $1.74 to existing shareholders and an immediate dilution of $10.36 per share to the investors purchasing the Company's shares at the assumed public offering price. The following table illustrates this dilution in net tangible book value to new investors:

Assumed public offering price per share                                                          $12.00
Net tangible book value (deficit) per share before offering                     ($0.10)

Increase per share attributable to new investors                                1.74
Pro forma net tangible book value per share after offering                      ----             1.64
                                                                                               ------
Dilution to new investors                                                                      $10.36

         The following table sets forth the number of shares of Common Stock purchased from the Company, the effective cash contribution made and the average price per share paid by existing shareholders and by purchasers of the Common Stock offered hereby (assuming a public offering price of $12 per share):

                              SHARES PURCHASED(1)      TOTAL CONSIDERATION(1)
                              ----------------         -------------------       AVERAGE
                                                                                PRICE PER
                           NUMBER          PERCENT     AMOUNT         PERCENT    SHARE(1)
                           ------          -------     ------         -------     -----
Existing Shareholders      7,579,675        83.5%    $18,705,744       51%       $2.47
New Investors              1,500,000        16.5%    $18,000,000       49%       $12.00
                           ---------        -----    -----------       ------
         Total             9,079,675        100.0%   $36,705,744       100%
                           =========        ======   ===========       ======

         The anti-dilutive impact of the volume of rescission shares and of the rescission pricing is expected to be de minimis.

(1) Excludes 1,446,828 shares issueable upon conversion of Series A, B, C and D preferred stock, which, if included, would increase the average price per share, increase total consideration and increase price per share paid by existing shareholders.

                            SELLING SECURITY HOLDERS

         There are no selling security holders except for shareholders electing rescission.

                              PLAN OF DISTRIBUTION

         The Company plans the distribute the securities registered hereby without the assistance of an underwriter. The Company reserves the right, from time to time, to engage brokers in the selling effort, and to compensate for their efforts at market rates not to exceed 5% of the subscription funds generated through their efforts, or by the issuance of warrants of comparable value. No employees of the Company will be compensated for their selling efforts on behalf of the Company. The Company's plan of distribution is fluid but is expected to emphasize solicitation of the Company's existing shareholder base.

                                LEGAL PROCEEDINGS

SETTLED LITIGATION

     -   The Brandner Corp. (TBC) vs. V-Formation, et al.

     -   Jeannette Brandner d/b/a Laser Skate vs. V-Formation et al.

         The above-referenced matters were commenced or removed to U.S.
District Court, Southern District of New York in mid 1996, each alleging claims, among others, for patent infringement arising from the Company's exploitation of the V-Form technology patent for roller skates. These matters were settled in late 1997 and mid 1998 confirming the Company's right to exploit the patents in the manner that had been subject to dispute.
The financial terms of these settlements, which confirmed the Company's usage of the '940 patent, were ordered confidential; however, pursuant to the Laser Skate settlement, Laser Skate continues to receive a royalty payment of $4 per skate which remains consistent with the terms of the original license agreement as executed between Mr. Stelnick and Laser Skate. All settlement terms were satisfied in full with all claims and cross-claims dismissed without prejudice.

     - Pantio Holding, Ltd. vs. V-Formation, et al. Monte Carlo World Holdings vs. V-Formation, et al.

     - V-Formation, Inc. vs. Regal International Capital. V-Formation, Inc. vs. Aberlyn Holding Company.

              The above-referenced actions were commenced in U.S. District Court, Southern District of New York in March of 1997 alleging that the Company's placement agent and the Company had misrepresented the amount of control the plaintiff shareholders who had purchased Series B Preferred Stock would have after acquiring an interest in the Company. The parties agreed to settle the cases by converting the Series B Preferred Stock to senior debt to be repaid quarterly over 4 years. Of the $1,050,000 so converted to debt, approximately $567,000 remains outstanding and is intended to be retired through the use of proceeds from this offering. See "Use of Proceeds". The second of the two above-referenced related actions involved claims for, among other things, fraud and misrepresentation. Pursuant to the settlement of these cases in March 2000, the Company agreed to pay $195,000 over five years, of which $175,000 remains outstanding.

PENDING LITIGATION

     -   Librie vs. V-Formation, Inc.

              The above-referenced action was commenced in Superior Court of New Jersey, Passaic County in January 1999 alleging product liability damages. The case is being handled by the Company's general liability insurance carrier and the Company believes that its exposure in this case is limited to its $10,000 policy deductible.

     - V-Formation, Inc. et al vs. John B.M. Frohling, Esq. and McCarthy, Hudak and Frohling P.C.

             The above-referenced action was commenced in the Superior Court of New Jersey for Essex County, June 1999. The Company alleges malpractice in connection with its previous counsel. The Company seeks the full recovery of fees and additional recovery for punitive damages. The matter is still in the discovery phase.

     -   Administrative Complaint by New Jersey Bureau of Securities

             In December 1999, the New Jersey Bureau of Securities (of the Division of Law, Department of Law and Public Safety) served an administrative complaint on the Company alleging, first, that it had sold unregistered securities in violation of New Jersey securities laws and used unregistered agents for the purpose and, second, that it had failed to disclose or misstated material information about the Company in selling its securities. The Company has advised the Bureau it would vigorously contest the second administrative charge, which it believes to be without merit, but that it will concede for settlement purposes that it has issued unregistered securities and cure the deficiency by offering rescission to affected shareholders. Based upon informal discussions with Bureau representatives, the Company believes that the rescission offer set forth herein once funded will lead to prompt dismissal of the Bureau's entire administrative complaint.

         The Company can offer no assurance that the SEC or any other cognizant state securities law agency will consider any past securities violations over which it has jurisdiction corrected by a successful registration and rescission program. The Bureau may despite dismissal of its administrative complaint, determine to impose a monetary penalty on the Company. The Company does not believe that any such penalty or the rescission elections, if any, by rescinding shareholders electing to exchange their shares for original purchase price plus statutory interest, will materially adversely affect its financial position or materially interfere with its planned capital raise.

         Based upon its dealings to date with the Bureau, the Company remains confident that, working with the Bureau, it will be able during 2000 to raise publicly through this offering the capital necessary for operations, and at the same time, effectively correct any stock issuances that may have violated New Jersey securities registration laws and effectively correct any stock issuances so violative of other state or federal securities laws.

MANAGEMENT

         The following tables set forth certain information concerning each director and executive officer in the Company:

                               BOARD OF DIRECTORS

        Name                           Age           Position
        ----                           ---           --------
Richard Stelnick                        46           Chairman & Chief Executive Officer
Robert Miragliotta                      50           Vice Chairman & Chief Financial Officer
Joseph Colonese, Jr.                    33           President & Director
Theodore Ellenis                        36           Executive Vice President & Director
Todd Trickle                            39           Chief Operating Officer (Nexed) & Director
Nicholas Veenstra                       50           Director
Roger Vogel                             51           Director
Slava Fetisov                           39           Director Elect Nominee


Richard Stelnick, the Company's founder, currently serves as the Chief Executive Officer and Chairman of the Board. Prior to founding the Company in 1995, Mr. Stelnick served as the Chief Executive Officer of Star-Lo Electric, Inc. where, within seven years, Mr. Stelnick transformed Star-Lo Electric from a small residential family owned business into a profitable commercial and industrial electrical contractor. Fifteen years ago, Mr. Stelnick was involved in a case relating to the failure to make proper disposition of property, and while Mr. Stelnick vehemently denied the allegations, he was convicted and served time for a short period. Mr. Stelnick's primary responsibilities at the Company are Strategic Corporate Development and

Marketing. Mr. Stelnick is an active manager in Company day to day operations focusing on marketing and promotion of all Company product lines. Independent of his occupation, Mr. Stelnick is a lifetime skater and hockey player (ice & roller). Mr. Stelnick attended Brooklyn Technical High School, Staten Island Community College, and Pace University, completing his education in 1976.

Robert Miragliotta, CPA/MBA joined the Company in November of 1995 as Chief Financial Officer and was elected to the Board of Directors in December of 1995. Prior to joining the Company, Mr. Miragliotta was Managing Partner of the CPA firm Miragliotta & Associates. From 1990 to 1992, Mr. Miragliotta served as Vice President & Chief Financial Officer for The Gitano Group Retail Stores, a specialty wholesaler and fashion retailer. Mr. Miragliotta focuses upon corporate finance, strategic development and shareholder relations. Mr. Miragliotta remains a sports-enthusiast. He attended Fairleigh Dickinson University and received his MBA (Masters Business Administration) in 1974.

Joseph Colonese, Jr. joined the Company May 1995 and serves as both the President and as a Director. Prior to joining the Company, Mr. Colonese was employed with Austin-Healey where he served as Executive Project Engineer. From 1990 until 1993, Mr. Colonese was employed by Star-Lo Electric, Inc. where he served as a Field Engineer. Mr. Colonese's primary responsibilities include new product and technology development, research and development, and manufacturing. Mr. Colonese is both the author and patent holder of U.S. Patent No. 6,003,882, supporting the Company's flagship product, which is assigned to the Company. Mr. Colonese directs V-Form West's operations located in Colorado Springs, CO. Mr. Colonese was graduated from New Jersey Institute of Technology.

Theodore Ellenis joined the Company in November of 1995 and serves as both the Executive Vice President and as a director. Prior to joining the Company, Mr. Ellenis served as the Vice President National Accounts / Eastern Region for Motor Cargo. From 1993 to 1994 he served as the NY District Director of Preston Trucking, a division of Yellow Freight. From 1991 to 1993, Mr. Ellenis served as the Senior Accounts Manager for RPS, Inc. (Roadway Package System). From 1990 to 1991, Mr. Ellenis served as the Financial Districts Account Manager / NYC for the NCR Corporation. Mr. Ellenis is a graduate of William Paterson University and serves as an adjunct Professor, teaching Transportation & Logistics, at William Paterson University.

Todd Trickle was elected to the Company's Board of Directors in November 1999 and currently serves as the Chief Operating Officer of the Company's Nexed business unit. Mr. Trickle's Board appointment became effective on January 1, 2000. Prior to founding Nexed, Mr. Trickle served as the President of the Chandler Sports Spectrum. From 1994 to 1998, Mr. Trickle served as the President of Gear Roller Hockey. From 1990 until 1994, Mr. Trickle served as the Vice President for ITC and international trade company. Mr. Trickle holds a Masters in Business Administration from Lutheran University.

Nicholas J. Veenstra was appointed to the Company's Board of Directors in March 1998. Mr. Veenstra is the principal of the Glen Rock Stair Corporation and has served as the President of Glen Rock Stair Corp for more than ten years.

Roger Vogel was elected to the Company's Board of Directors in March 2000. Mr. Vogel's appointment became effective July 1, 2000. Mr. Vogel currently serves as the Area Manager of B.T.G. Pharmaceuticals for the New York Tri-State Region.

Slava Fetisov will be appointed to the Board of Directors upon the consummation of this registration / offering. Mr. Fetisov is currently the President of VF-2 Corp., the licensor of "Wheels of Fire" and serves as the Assistant Coach for the NHL franchise the New Jersey Devils. Prior to founding VF-2, Mr. Fetisov was employed as a professional athlete in the NHL and has secured two Stanley Cup titles.

         Directors are elected to serve until the next annual meeting of shareholders or until a successor is duly elected and qualified. Executive officers are duly elected by the Board of Directors to serve until their respective successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

Advisory Committee

         The Board of Directors has established an Advisory Committee comprised of Dennis Bartlett, Henry Groenewal, Eric Minkow, Edward Nyland, Lisa Stanislaw, Roger Steiginga, William Soodsma, James Veenstra, Ralph Wiegers and Michael Schwartz to make recommendations concerning the engagement of professional service providers and long-term strategic planning. The Advisory Committee is chaired by Richard Stelnick.

Capital Review Committee

         The Board of Directors has established a Capital Review Committee comprised of Ted Cohen, Andrew Felix, Keith Fleischman, Craig Hoogstra, Allan Jeltema and Bruce Wenger to make recommendations concerning major equipment financing and reviews related risk / insurance matters. The Capital Review Committee is chaired by Robert Miragliotta.

Media & Entertainment

         The Board of Directors has established the Media & Entertainment Committee comprised of Slava Fetisov, David E. Kelley and Martin Klebba to make recommendations and lend assistance with respect to substantiating long-term strategic alliances with major media and entertainment concerns such as the National Hockey League and ESPN. The Media & Entertainment Committee is chaired by Theodore Ellenis.

DIRECTOR COMPENSATION

         Directors who are not employees of the Company receive as compensation warrants for Board service. In 1999 such warrant covered amounted in the aggregate to 991,830 shares at an exercise price of ranging from $.10 to $6 per share. All directors are reimbursed for expenses incurred in connection with attendance at meetings.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of June 30, 2000, with respect to the Company's Common Stock including Common Stock issuable upon conversion of its Series A, B, C and D preferred stock owned by (i) each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each director, (iii) the named executive officer, and all (iv) other executive officers and directors as a group. As of June 30, 2000 there were 7,579,775 shares of Common Stock (so including) issued and outstanding.

 NAME AND ADDRESS OF                                 AMOUNT AND                            PERCENTAGE OF
  BENEFICIAL OWNER                               NATURE OF OWNERSHIP                         OWNERSHIP
  ----------------                               -------------------                         ---------
Richard Stelnick                                   1,000,000 shares                             13.2%
Robert Miragliotta                                   750,000 shares                              9.9%
Joseph Colonese                                      750,000 shares                              9.9%
Theodore Ellenis                                     134,000 shares                              2.1%
Todd Trickle                                           4,000 shares                              0.1%
Nicholas Veenstra(1)                                 143,559 shares                              1.9%
Roger Vogel                                           13,000 shares                               .2%
Slava Fetisov                                         50,000 shares                               .7%
All officers and directors as a                    2,844,559 shares                             37.8%
group (8 persons)


(1) Mr. Veenstra owns 11,834 preferred series C and 96,999 preferred series D stock, which are convertible to Common Stock with conversion premiums of 16% and 132%, respectively, of the purchase price. Such preferred stock have no voting rights.

                            DESCRIPTION OF SECURITIES

GENERAL

         The Company is authorized to issue 45,000,000 shares of Common Stock, no par value, and 7,500,000 shares of Preferred Stock, no par value. As of the date of this Prospectus, there are 7,579,775 shares of Common Stock outstanding and 1,475,148 shares of Preferred Stock, Series A, B, C and D, outstanding. Common Stock issuable upon conversion of the preferred stock amounts to 1,475,148 shares. Although to be registered hereby, the Common Stock and such conversion stock will be restricted from public trading until after July 31, 2000.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, including preferred having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

         The Company is authorized to issue 7,500,000 shares of Preferred Stock from time to tine in one or more series, in all cases ranking senior to the Common Stock with respect to payment of dividends and in the event of the liquidation, dissolution or winding-up of the Company. All Series of Preferred Stock are non-voting, unless two or more quarterly dividends (whether or not declared) on the Series A Preferred Stock are unpaid, in which instance the Series A Preferred Stockholders, voting as a class, have the right to appoint two Directors. The Board has the power, without stockholder approval, to issue shares of one or more series of Preferred Stock, at any time, for such consideration and with such relative rights, privileges, preferences and other terms as the Board may determine (including terms relating to dividend rates, redemption rates, liquidation preferences and voting, sinking fund and conversion or other rights). The rights and terms relating to any new series of Preferred Stock could adversely affect the voting power or other rights of the holder of the Common Stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

         The Series A 6% Cumulative Preferred Stock pays cumulative annual dividends (if and when declared by the board) of $.06 per share, is redeemable by the holder at $1 per share plus all unpaid dividends, after 18 months from the date of issuance, and is convertible into common stock on a share-for-share basis.

         In the event of any liquidation, dissolution or winding up of the Company, the Series A preferred stockholders are entitled to receive $.06 per share, and the Series B preferred stockholders $2.93 per share, together with all unpaid dividends on these shares, in preference to dividends on the other preferred stock series.

         The Series B 8% Cumulative Preferred Stock pays annual dividends of 8% of the original series issue price (commencing November 1, 1997) and is cumulative. The stock may not be redeemed, but is convertible into common stock. The number of shares issueable upon conversion is determined by dividing the original issue price plus unpaid dividends plus the forced conversion premium (18% of original issue price, if applicable) by the conversion price at the time in effect. The Company may force the conversion of the stock on the consummation of the sale of the Company's common stock in a bona fide underwriting commitment pursuant to a registration statement under the Securities Act of 1933, as amended, which results in aggregate cash proceeds in excess of $10 million, and the public offering price is not less than $5 per share.


         During 1999, the Company commenced a private placement in which it sold 508,372 equity units. This offering continued during January and February 2000 during which two months the Company sold an additional 27,202 shares for $163,208. Each unit consists of one share of Series C 8% Cumulative Preferred Stock and two detachable Preferred Series C Warrants exercisable for a period of three years. Each warrant entitles the holder to purchase one share of Series C Preferred Stock for $6 per share. Proceeds of the issuance received in 1999 totaled $3,018,158.

         The Series C Preferred Stock has an 8% cumulative dividend payable in either cash or stock, at the discretion of the Company except that, if the Company fails to register common stock within one year from the date of issuance (June 1999 through February 2000) the Company is required to pay 8% dividends per annum, payable quarterly commencing November 2000. The Series C Preferred Stock is also convertible into common stock on a share-for-share basis with a conversion premium of not less than 16% ($0.96 per share) of the original $6 per share purchase price of the Series C Preferred Stock. The Series C Preferred Stock has no voting rights. Shareholders have piggyback and demand registration rights.

         During February 2000, the Company completed a private placement in which it sold 83,333 equity units at $9.00 per unit. Each unit consists of three shares of Series D 8% Cumulative Convertible Preferred Stock and three detachable Preferred Series D Warrants. Proceeds from the issuance totaled $750,000. The Series D Preferred Stock has an 8% cumulative dividend payable after the first year in either cash or stock, at the discretion of the Company. The Series D Preferred Stock is convertible into common stock on a share-for-share basis with a conversion premium of not less than 132% ($3.96 per share) of the original $3 per share purchase price of the Series D Preferred Stock.

         The Preferred Series D Warrants are exercisable until December 31, 2000. The exercise price for each Preferred Series D Warrant will be equal to 50% of the original purchase price of the Preferred Series D Unit ($4.50). Each warrant upon exercise will entitle the holder to receive one share of the Company's Series D Preferred Stock, which may be converted into common stock on a share-for-share basis with a conversion premium of not more than 55% ($2.47) of the original purchase price of the Preferred Series D Warrant.

         The Series D Preferred Stock has no voting rights. Shareholders have piggyback and demand registration rights.

DIVIDEND POLICY

         To date, the Company has not declared or paid any dividends on its Common Stock. The payment by the Company of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's business operations.

TRANSFER AGENT AND WARRANT AGENT

         The Company acts as its own transfer agent for the Common Stock and the warrants.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon the consummation of this offering and assuming approximately 100,000 shares are returned for rescission, the Company will have approximately
10.5 million shares of Common Stock, including preferred stock conversion shares, outstanding (assuming no exercise of Warrants). All shares of Common Stock being outstanding are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were acquired by the stockholders of the Company in transactions not involving a public offering, and, as such, may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144, or pursuant to another exemption under the Securities Act. Such 10.5 million restricted shares of Common Stock will become eligible for sale under Rule 144, subject to the volume limitations prescribed by the Rule and the contractual restrictions described below on various dates commencing July 31, 2000.

         In general, under Rule 144 a person (or persons who may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act), is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least one year that does not exceed the greater of (i) 1% of the then outstanding Common Stock, or (ii) an amount equal to the average weekly trading volume in the Common Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed an affiliate and has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume or other resale requirements.

         The Company's officers and directors have agreed not to sell or otherwise dispose of any securities of the Company beneficially owned by them for a period of 12 months from the date of this Prospectus.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         The Company's Articles of Incorporation and Bylaws provide for indemnification of directors and officers. The Company believes such indemnification will assist the Company in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly held corporations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify each person who may serve or who has served at any time as a director or officer, or who at the request of the Board of Directors of the Company may serve or at any time has served as director or officer of another corporation or enterprise, and such person's respective heirs, administrators, successors and assigns, against any and all expenses, including judgments, attorney's fees and amounts paid in settlement (before and after suit is commenced), actually and necessarily incurred by such person in connection with the defense or settlement of any claim, action, suit or proceeding in which such person is made a party, or are a party, or which may be asserted against them by reason of being or having been a director or officer of the Company or any such other corporation or enterprise, if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, or its shareholders, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was not unlawful. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and

Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              CERTAIN TRANSACTIONS

         During the two years preceding this offering, there were no material Company transactions in which an officer, director, executive officer or any person known to be a beneficial owner of more than 5% of the Company's stock was a party.

                                    BUSINESS

GENERAL

         The Company is a multi-faceted sports technologies company incorporated in New Jersey in 1995. The Company has experienced increasing sales revenue and product demand of recent and thus substantial growth. The Company's objective is to become the premier sports and related technologies firm in the sports product and entertainment industry.

         The Company was originally founded by its current CEO and Chairman, Richard Stelnick, to respond to the perceived demand for technological innovation in the high-end recreational sporting goods market. The Company has built a broad foundation utilizing intellectual properties owned or licensed by the Company. The Company's key technologies are proprietary, licensable and transferable, which the Company considers to be important factors for further and future expansion. Each of Company's patented technologies has applications endemic to the sporting goods industry as well as outside the industry. The Company's skate and clothing products are differentiated in the marketplace by their unique design. For example, the Company's original flagship product, the V-Form skate, represents the first major advance in skating technology since the introduction in the 1980's of the original Rollerblade in-line skate.

         The Company has also influenced international trade policy. In 1997, the Company effectively lobbied Congress to enact amendments favorable to the skate industry to the Harmonized Tariff Schedule of the United States. Prior to these amendments, the Company and other skate manufacturers had been burdened with extra import duties for certain skate components. The amended legislation (HR-1882 and S-1288, known as the "V-bill") provides for the duty-free entry of certain inline skate components.

         The Company's corporate offices are in Lincoln Park, New Jersey and the manufacturing and distribution fulfillment center is in Paterson, New Jersey. The Company maintains five regional offices in Chandler, AZ, Colorado Springs, CO, Hermosa Beach, CA, Holiday, FL, and Huntington Woods, MI. It affiliates with international distributors in Australia, Canada, Italy, Switzerland and the United Kingdom.

         The Company has divided its operations into the following business units:

         -        V-Form Skates

         -        Nexed Sports Clothing

         -        Roll Ice Interchangeable Use Sports Footwear

         -        Wheels of Fire

         -        Soft Machine Software

         -        On Net Sports Internet

         While each of the business units manages the development, marketing and sale of the products and technologies assigned to such unit (as described below), the Company's executive office supervises all the business units, coordinating their efforts, monitoring their operations, and managing their administrative needs.

STRATEGY

         The Company's strategy is to continue an increase its current efforts to increase sales and market penetration for its V-Form Skate and Nexed clothing line, and to introduce vigorously in 2000 its Wheels of Fire product line and in the second quarter of 2002 its Roll-Ice product line. The Company also intends to materially expand the user base for the software created by its Soft Machine unit and to introduce through its On Net Sports unit a fully interactive, sports oriented broadcast platform for Internet users and to capture associate advertising revenue. Its skate and clothing lines will require an expansion of its production capacity. In carrying out its strategy, the Company will continue to focus on "brand identity, brand equity." While it has identified no further acquisitions, the Company intends to continue to be receptive to acquisition opportunities.

         The Company focuses on leveraging its relationships with customers to obtain additional business by cross-selling the products of each of its business units. For example, because of the V-Form skate and accessory line, the Company has been able to effect leverage in its relationships and obtain instant market penetration for Nexed. Management strongly believes that the ability to provide retailers and customers with a full line of products and services designed to meet their increasing demands distinguishes the Company from its competitors and provides it with a competitive advantage.

         The Company intends also to evaluate strategic alliances and joint ventures on an ongoing basis and seek opportunities that allow it to expand the scope of its operations, add sales and marketing capabilities and share capital expenditures, while continuing to control product quality. The Company is currently evaluating several opportunities, which, if successful, could increase distribution of several products.

PROVIDING TECHNOLOGICAL LEADERSHIP AND PRODUCT INNOVATION

         The Company intends to continue to take a proactive approach to product line introduction and expansion and encourage collaboration among its product development teams of designers and athletes and the engineering teams of its suppliers.

OPERATIONS

         The V-Form unit is responsible for the design, manufacturing, marketing, sale and further development of four sports product lines, namely V-Form skates, Nexed, Roll-Ice and Wheels of Fire (detailed descriptions of these units are set forth below).

- V-FORM SKATES - The V-Form unit is responsible for the design, manufacturing, marketing, sale and further enhancement of the Company's original flagship product, the "V-Form Skate". The Company believes that its proprietary V-Formation skating design is the first major product innovation in inline skating since the introduction of the original Rollerblade inline skates in the 1980's. The Company exclusively owns two patents for the V-Form Skate chassis. The V-Form Skate chassis, unlike any other skate chassis in the world, off-sets its wheels at alternating angles ranging from 2(degree)to 16(degree). This unique design enables the skate user to maneuver, stop and emulate ice skating in a revolutionary manner, creating a "Virtual-Ice"(TM) sensation.

         INDUSTRY OVERVIEW - Published reports by cognizant industry associations record a 12.5% growth in sporting goods sales over the past five years, although relatively level the past three years, with sales of over $45 billion for 1999. The industry is dominated by the following leading equipment manufacturers: (1) Nike; (2) Adidas - Solomon; (3) Reebok; (4) Spalding; and,
(5) Rawlings. This total is comprised of some $19 billion for equipment, $13 billion for footwear and $13 billion for apparel.

         The National Sporting Goods Association reports that approximately 27 million people participated in inline skating in 1998. The overall sporting goods market is dominated by a host of suppliers.

         INLINE SKATE COMPETITION - Currently the inline market is saturated with "me-too" products with over 15 inline manufacturers in the market. According to the most recent publicized studies in Sportstyle Magazine (May
1997) the market-share leaders, that is those with over a 5% market share, in the inline market were comprised of Rollerblade - est. 33%, Ultrawheels - est. 12%, Roller Derby - est. 11%, Bauer (Nike) - est. 8%, and Variflex - est. 7%. At present the Company commands approximately 2% of market share and it believes that it can capture additional market share within 18 months. The inline industry predicts that both the roller hockey and aggressive market shares will continue to increase in the future.

         The inline skating industry is segmented into three distinct markets: aggressive, roller hockey, and recreational/fitness. The Company believes that its V-Form skate appeals to consumers in all three market segments and believes that it can capture a greater portion of the current market for recreation and fitness. It also believes that it can capture a portion of the traditional quad (2 x 2) roller skate market of 27 million users characterized by safety preferences. The Company believes that its V- technology, which permits virtual ice stops, will attract such consumers.

         While the Company has initially emphasized the roller hockey market, its V-Form skate has also generated interest in the recreational skate market which it intends to pursue.

         COMPETITIVE ADVANTAGES - The Company's skate technology incorporates several patented features that the Company believes represent the first significant advancements in inline skate performance including, greater speed; improved braking characteristics; a tighter turning radius (40 to 50% tighter than conventional skates, closely emulating the performance of ice skates); a custom-engineered boot designed to create greater comfort and responsiveness; quick release wheels that can be changed in less than 1 minute, in contrast to the cumbersome wheel assembly of conventional inline skates that, on average require 20 to 30 minutes per change. Excessive time required for wheel change and rotation is frequently cited as a major drawback to conventional inline skates, which often results in skaters using worn or damaged wheels. Wheels mounted in a "V" configuration offer two centers for a skater's body weight, resulting in less fatigue to the foot and ankle, and more stability with less "wash-out" in turns.

- NEXED - The Nexed product line includes athletic apparel, footwear and accessories. While the Nexed product line is designed to compliment and be coordinated with the Company's hard goods line, i.e., skates and accessories, the Nexed product line is also independently marketable. The Nexed product line has been well received in the marketplace and its unit sales have steadily increased to approximately $250,000 in the first six months of 2000, doubling the Company's original projections. The Company anticipates further substantial growth in Nexed product line revenue by year's end. As published in "Surfside Hockey News", Nexed has received the coveted "Best New Apparel Y2K All-Star Product Award" for their new edge in hockey apparel. Editor/Publisher Al DiRoberto has stated in that publication that, "This apparel is going to explode!."

                  Subject to funding, the Company intends to continue it brand identity market penetration to year's end by expanding its distribution of pants and bags, including kids models for Back to School, setting up its brand equity market saturation, and in 2001 exploiting the jersey and glove market. The Company will also seek to expand its "Hockey as Lifestyle" apparel line that offers clothing both for on and off rink use. The marketing campaign will promote a "Prepare For The Nexed Life" with slogan such as "Who's Got Nexed?".

- ROLL-ICE INTERNATIONAL - The Company has introduced new and innovative technologies though its Roll-Ice product line. Specifically, the Roll-Ice technology provides users the ability to customize athletic footwear, using one pair of boots for multiple purposes. For example, the Roll-Ice design allows a skater to quickly and effortlessly change an ice skate into a roller skate or a hiking boot. The key to this technology is the creation of a cavity in the sole of the skate boots into which interchangeable sole attachments can be mounted. Importantly, the Company has a competitive advantage with the revolutionary Roll-Ice technology since it has the exclusive license rights for the Roll-Ice technology patents (U.S. Patents Nos. 5,847,927; 5,839,734; 5,662,338; and 5,810,368). The Company also holds the exclusive rights for sub-licensing the Roll-Ice technology. The Company considers the Roll-Ice license agreement a major development in fostering the Company's growth as a recognized leader in the sports technology sector. The Company intends to bring the Roll-Ice technology to market during Q2 of 2002.

         The Company intends to introduce at least one Roll-Ice model in 2001 dually equipped for ice and roller use. At the same time, it will utilize focus group studies to assist it in determining the most propitious market segment to approach. The Company also intends to develop ancillary applications for the Roll-Ice technology including inline skating plus one or more of the following sports activities: golf, soccer, football, baseball/softball and hiking, or two or more of the foregoing applications with or without inline roller skating.

- WHEELS OF FIRE - The newest addition to the Company's product line is an illuminated skate wheel technology (U.S. Patent Number 5,718,499) known as "Wheels Of Fire". The Wheels of Fire technology, when embedded in skate wheels, creates a self-generating illumination system by which the skate wheels light up and flash prominently as the skater moves. This innovative technology was brought to the Company by hockey legend Slava Fetisov (currently an assistant coach for the New Jersey Devils), who, as owner of the patent for such technology, granted the Company the exclusive global license to make and sell products incorporating the Wheels of Fire technology. The Company intends to market Wheels of Fire products under the brand names "Lava Wheels", "Meteorlites" and "Sparkees" to millions of skate, skateboard, and scooter users world-wide. As part of the first phase of its marketing program, the Company intends to bring to market products incorporating Wheels of Fire technology in this year's Christmas selling season through television, Internet and retail sales marketing and distribution efforts. The Company intends to initiate a three pronged marketing approach using network television, big box retailers and Internet on-line stores followed by a full product launch during the super show in February 2001.

- SOFT MACHINE SOFTWARE - The Company has entered into an agreement whereby, upon payment of $50,000, the Company will acquire certain software programs as well as the rights to any and all intellectual properties currently owned, in development or that may be created by the founder of Soft Machine, Inc.. In connection with the software acquisition, the Soft Machine, Inc. founder will become employed by the Company in September 2000. The parties have also agreed that subsequent to employment, and once the revenue budget for the software is more fully understood, they will negotiate in good faith certain performance based compensation.

         The primary product developed by the Soft Machine unit is "Quick Plot". Quick Plot is a tracking and billing program for engineers, architects and designers. There are presently 50 users of Quick Plot version 1.0 licensed. Since there are over 4 million Auto Cad users (generally architects and engineers) and developers worldwide, the Company anticipates that it will be able to market Quick Plot to a large, educated market. The Company's goal is for Quick Plot to gain substantial market acceptance once Quick Plot Versions 2 & 2.2 (Quick Plot for Auto Cad 14 & Quick Plot Auto Cad 2000) are made available to service oriented vertical markets utilizing Auto Cad 2000, Windows NT / 98 and Windows NT / 95, which is expected to occur by the Q2 of 2001. The Company expects to make Quick Plot available to Auto Cad users in the fall of 2000, with a 90 day free trial working demo. Auto Cad users number in excess of 3.5 million worldwide. The marketing program is also designed to elicit favorable testimonials in return for free lifetime use of the Quick Plot software.

         Based upon market acceptance from Auto Cad users, the Company intends the release of Quick Plot, version 2, suitable for use by a larger service market including attorneys and accountants. This marketing plan will advertise as Mach One Software, which best typifies Quick Plot's "instant gratification" for designing end-users.

         In addition to Quick Plot, the Soft Machine unit plans to introduce "Sportds" management software, an expanded version of Quick Plot for the sporting goods industry. The Company estimates that Sportds software will be ready for beta testing by year end. Featuring a user-friendly graphical interface "Sportds" will be an administration utility which enables a user to manage sporting goods operations, including but not limited to:

         -        Digital Exchange Reporting (DER)

         -        Fulfillment Mandate Procedures (FMP)

         -        Competitive Insight Analysis (CIA)

         -        Network Convergence Flexibility (NCF)

         Tracking, billing, reporting and forecasting will be available on one complete menu-driven software system. Sporting goods manufacturers, distributors, and/or retailers with a few keystrokes will be able to:

         -        Manage costs, production, communication and finances.

         - Generate cash flow budgets, gross margin percentages, pro forma income statements, ration analysis, and expedite inventory turnover.

         - Evaluate market conditions in order to define market faith and gain perspective among buyers and suppliers regarding excellence vs. expedience, absolute integrity vs. situational ethics, servant leadership vs. manipulative counsel, and product resistance vs. reverse perception.

         The Company intends to establish "Sportds" as the go to management system for the sporting goods industry, and to establish "Sportds" as the standard in the business. The March 2000 Forrester
         Research Report which states; "Software spending by U.S. companies is expected to grow from $3.1 billion in 1999 to $14.5 billion by 2003". If successful in its introduction of "Sportds", and given the expected market growth, the Company anticipates additional sales revenues from this product line.

-        ON NET SPORTS -  The Company has acquired from On Net Sports, Inc.
         all its assets relating to Internet broadcast media, affording the Company an opportunity to provide a fully interactive, sports oriented broadcast platform for Internet users. The Company intends to provide programming in a radio style "sports talk" format, 24 hours a day, 7 days a week by Q4 of 2000. As consideration for the acquisition, the Company will arrange for full time employment for On Net Sport's founder. The parties have also agreed as soon as practicable to determine revenue milestones for the broadcast unit and incentive compensation for On Net Sport's founder.

         The Company intends its On Net Sports broadcast format to be the first broadcast to offer Internet users a visual/audio feed combination. The Company believes that On Net Sports has identified a talented management team to (i) host a Company owned virtual store to sell branded apparel, logo merchandise, sports and computer equipment by Q4 of 2000 and (ii) establish an equivalent broadcast version in Spanish.

         The Company's marketing strategy and On Net Sports' slogan will be based upon former New York Mets World Series hero Tommie Agee's 1969 quote, "If I can touch it, I can catch it".

         Street & Smith's Sports Business Journal (December 20-26, 1999) reported that the annual U.S. sports-related internet market is approximately $300 million, all but a small portion from advertising revenues. As reported by Media Metrix, in 1999 there were a number of sports sites online, including: ESPN.com, SportsLine.com, NFL.com, CNNSI.com, NBA.com and SportingNews.com. The Company intends to penetrate the Internet sports communications market by offering an interactive medium 7 days a week - 24 hour, with advertising costs favorable to that charged by competitors.

         On Net Sports' operations will be headquartered at the Company's corporate offices.

PATENTS, TRADEMARKS AND LICENSES

         The Company holds a variety of intellectual properties in the form of patent ownership or exclusive license (7 patents) and trademarks (7 trademarks - 5 registered and 2 pending). A complete listing and detailed description of each in relation to the individual business unit and/or subsidiary is as follows:

         As protection for its flagship product, the V-Form skate, in December 1997 the Company obtained a license for U.S. Patent No. 5,303,940 entitled "Skate Having Angularly Mounted Wheels," which now provides the Company with the exclusive right to manufacture, distribute and sub-license the technology, as defined, within the United States. The '940 patent expires in 2012, subject to renewal for up to 5 years.

         As protection for its Roll-Ice product line, in December 1999 the Company obtained U.S. Patent No. 6,003,882 entitled "Customizable Skate with Removable Wheel Hangers," which provides the Company with the sole right to manufacture and distribute the V-Form skate brand and any skating product utilizing such technology, as defined, in the United States. The '882 patent expires in 2019.

         In further protection of the Roll-Ice product line, in July 1999 the Company entered into an agreement with Roll-Ice International LLC whereby the Company obtained an exclusive license to exploit U.S. Patent Numbers; 5,662,338; 5,818,368; 5,839,734, and, 5,847,927 entitled "The Peripheral Edge Technology." Such licenses provide the Company with the exclusive right to manufacture, distribute and sublicense any product utilizing such technology within the United States. These patents expire beginning in 2018.

         As protection for its Wheels on Fire product line, the Company has acquired the exclusive license for U.S. Patent No. 5,718,499 entitled "Inline Skate Wheel Lighting System," which provides the Company with the exclusive right to manufacture, distribute and sub-license an inline roller skate wheel utilizing such technology within the United States. The '499 patent expires in 2018.

         The Company holds a variety of the registered U.S. trademarks; "V-Formation", "V-Form", "Street Smart", "Tomorrow's Technologies Today" and "Virtual Ice" used in connection with the Company's V-Form skate. The Company has an application pending for a U.S. trademark for "Nexed" and "Nexed by V-Form" to be used in connection with its clothing line. The Company intends to apply for additional trademark protection as appropriate, including for On Net Sports and Soft Machine.

EMPLOYEES

         As of August 21, 2000 the Company has 30 employees assigned as follows:
7 management/administrative, 14 sales and clerical, 7 production employees, and 2 engineering and sourcing. The Company's operations are non-union. There has been no history of labor strikes or unrest at any of the Company's facilities. The Company believes that its relations with its employees remains satisfactory. In addition, management believes that the available labor force in the geographic areas where its facilities are located are sufficient to support the expansion anticipated the next 12 months.

                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

         The following discussion of the Company's financial condition and results of operations includes certain forward-looking statements. When used in this report, the words "expects," "intends," "plans," and "anticipates" and similar terms are intended to identify forward looking statements that relate to the Company's future performance. Such statements involve risks and uncertainties. The Company's actual results may differ materially from the results discussed here. Factors that might cause such a difference include, but are not limited to, those discussed under "Business - Special Considerations."

INTRODUCTION

         Results of operations for the year ended December 1999 reflect the Company maturing into a company with worldwide distribution of several products. Prior to 1998, management's efforts were primarily directed toward conducting research and development, applying for patent approvals, developing manufacturing and distribution arrangements for its sporting goods products and obtaining initial capital and financing to fund these activities.

         The Company was formed in January 1995 to engage in marketing a line of high quality sporting goods focusing primarily on an innovative inline skate under the trademark V-Formation. The V-Formation skate differs from traditional inline skates by offering the consumer a skate that utilizes the Company's angled wheel technology instead of the straight-line wheel design of traditional inline skates, resulting in enhanced performance. Since its incorporation, the Company's efforts have been focused primarily on designing, engineering and developing its patented V-Formation product line of inline skates and other Company technology. During the years ended December 31, 1998 and 1999, respectively, the Company had revenues of approximately $678,000 and $761,000. Substantially all revenue was derived from sales of its in-line skates employing the Company's technology.

         The Company's V-Form skates differ from traditional inline skates in appearance and in performance. The Company believes that its proprietary V-Formation skating system is the first major product innovation in inline skating since the introduction of the original Rollerblade inline skates in the 1980's. The Company has a U.S. patent for its new skate chassis that displaces wheels at alternating sixteen-degree angles. The Company believes that the angled wheels allow the skates better wheel and bearing usage duration due to reduced stress tolerance and heat transfer rates. The Company also believes that the design allows the skater to maneuver, stop and emulate ice skating in a fashion creating a Virtual Ice(TM) sensation. Because of these characteristics, the Company believes that its V-Formation(TM) skates enhance the experience of inline skating while providing a more stable, body-friendly platform which will appeal to all skaters from beginner to advanced. The Company believes these product features provide the Company with a skate superior to any other product commercially available and should eventually provide the Company with a competitive advantage in the inline skate market.

         On July 15, 1999, the Company and Roll-Ice International L.L.C., a Michigan based corporation, entered into an exclusive licensing agreement that enables the Company to manufacture, use and sell four patents that represent new skate designs. The Roll-Ice intellectual properties allow ice and roller hockey players greater creativity, increased maneuverability and better torsional rigidity.

         On October 1, 1999, the Company acquired the clothing product line of Nexed Hockey, Inc. a Chandler, Arizona based corporation. Todd Trickle, Nexed founder and former CEO of Gear Roller Hockey, serves as chief operating officer of the Nexed business unit at the Company.

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Gross revenue for the twelve months ended December 31, 1999 were $760,533 versus $678,437 for the same twelve months in 1998. For the year ended December 1999, skate sales represented approximately 96% of gross revenue. Further, of the five skate models sold, model VF-2500 accounted for nearly one half of all skate sales. The V3 Fluid model was introduced during the last quarter of 1999. The V3 Fluid skate accounted for approximately 21% of annual skate units sold within that compressed time period. Also during 1999, a limited number of high-end model PBH-3000 skates were introduced and sold. The PBH-3000 was the official skate of Pro Beach Hockey, a roller hockey tournament, which was aired eighty-one hours on ESPN/ESPN2 over a three-month period.

         Sales in 1999 were adversely affected by the installation of new rivet machines at the factory. It was necessary to virtually shut down production of skates while the new machinery was installed and tested. During the third quarter of 1999 (the period of installation and testing), skate production decreased by 49%.

         Cost of sales for the twelve months ended December 31, 1999 was $756,139 versus $629,533 for the same twelve-month period in 1998. As noted above, during 1999, the Company had not achieved operating level efficiency primarily due to the assembly operation being idle to allow for installation of new, more efficient equipment.

         Selling, general and administrative expenses for the twelve months ended December 31, 1999 totaling $3,107,068 were $288,607 lower than that recognized for the same twelve months in 1998 of $3,395,675. Operating expenses paid in stock and warrants decreased by $10,011,575 to $1,305,525. The decrease of equity-based expense is primarily due to a legal agreement reached in 1998 which, when utilizing the Black-Sholes Model for valuing the equity granted, calculated the settlement amount to be $6,109,143.

         YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         During the second quarter of 1998, the Company introduced its V2 skate model, which was the first of the Company's one-piece molded chassis skates. The following quarter, an additional skate model, the VF2500 began shipping to retailers. The two models mentioned virtually accounted for all 1998 skate sales, which were approximately $678,000 versus $284,612 for the same twelve months in 1997.

         Cost of sales for the twelve months ended December 31, 1998 was $629,533 versus $272,492 for the same period of 1997. Gross margins were negatively affected in 1998 since the Company did not achieve operating efficiency due to the retooling for the new one-piece molded chassis and the start-up cost associated with initial product introduction. Cost of sales were anticipated to decrease on a product basis as start-up costs associated with initial product introduction phase out and higher volume levels absorb a greater portion of overhead costs.

         Operating expenses for the twelve months ended December 31, 1998 of $3,472,438 were $940,196 higher than that recognized for the same twelve months in 1997 of $2,532,242. The Company believes that increases in expenses were chiefly attributable to the product launch and development. Significant increases were incurred in selling and promotional expenses, which included advertising. Operating expenses paid in stock and warrants decreased by $16,409,541 to $6,109,143. The decrease of equity-based expense is primarily due to the issuance of warrants issued to employees in 1997 which, when utilizing the Black-Sholes Model for valuing the equity granted, calculated the issuance to employees at $22,518,684.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operating activities during the twelve-month period ended December 31, 1999 was $3,593,816 as compared to $3,237,111 during the same period in 1998. Although net losses for the twelve months period ended December 31, 1999 were significantly lower than the prior year, higher expenditures were incurred during 1999 for operating assets and liabilities, primarily repayment of higher levels of accounts payable and accrued expenses.

         Net cash provided from investing activities during the twelve months ended December 31, 1999 was a positive $143,588 as compared to an overall usage of $206,900 during the same period in 1998. Of the total provided in 1999, $339,692 pertained to the sale of marketable securities and the balance was activities related to capital expenditures for equipment, patents and trademarks. The majority of the $206,900 used in 1998 was for capital expenditures for equipment, patents and trademarks.

         Net cash provided by financing activities totaled $3,575,471 for the twelve month period ended December 31, 1999 versus $3,398,522 for the same period in 1998. The cash was provided primarily by the sale of stock for both years.

         The Company follows the customary practice in the sporting goods industry of offering extended payment terms to credit-worthy customers on qualified orders. The Company's working capital requirements generally peak in the third and fourth quarters as it builds inventory and makes shipments under these extended payment terms, resulting in accounts receivable.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

         Gross revenue for the six months ended June 30, 2000 were $722,311 versus $420,430 for the same six months in 1999. Skate sales during the six-month period represented approximately 69% of gross revenue. The V3 Fluid model, which was introduced during the final quarter of 1999, accounted for over one half of all skate sales and also represented approximately 37% of total gross revenue. The Nexed product line of athletically branded soft goods was introduced into the marketplace in the Q2 of 2000. During the compressed time period, the sales of Nexed pants and backpacks accounted for approximately 21% of total gross revenue for the six-month period ending June 30, 2000.

         Cost of sales for the six months ended June 30, 2000 was $751,740 versus $445,589 for the same six-month period in 1999. The increase in costs of sales is mainly attributable to the increase in sales by approximately 72%.

         Selling, general administrative expenses for the six months ended June 30, 2000 totaling $1,680,649 increased by less than 10% over the comparable period in the prior year despite the large increase in sales of 72% as noted above.

         Operating expenses paid in stock and warrants increased by $4,372,230 to $4,429,158. The increase of equity-based expenses is primarily due to the issuance of shares relating to a legal settlement during the first quarter of 2000 which, when utilizing the Black-Sholes Model for valuing the equity granted, calculated the settlement issuance at $4,410,000.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operating activities during the six-month period June 30, 2000 was $1,537,550 as compared to $1,644,214 during the same period in 1999.

         Net cash provided by financing activities totaled $1,599,667 versus $1,389,622 for the same period in 1999. The cash was provided primarily by the sale of stock in both years and proceeds from notes payable in 2000.

                             DESCRIPTION OF PROPERTY

         All the Company's current operations, with the exception of the regional sales offices, are conducted at facilities located in the metropolitan New York/New Jersey area. The Company's existing facilities are adequate for current operations. Additional facilities will be leased as needed.

         The following schedule summarizes the location and function of each of the Company's facilities:

LOCATION                                    PRIMARY USE
Lincoln Park, New Jersey                    Executive Offices, Management &
                                            Marketing
Paterson, New Jersey                        Assembly & Distribution
Chandler, Arizona                           Nexed R & D
Colorado Springs                            V-Form R & D
Hermosa Beach, California                   Sales & Marketing
Holiday, Florida                            Sales & Marketing
Huntington Woods, Michigan                  Sales & Marketing


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         At present the Company does not intend to list is stock on any exchange. No shares may be sold pursuant to Rule 144 prior to July 31, 2001. Common Shares are held of record by 347 persons.

                             EXECUTIVE COMPENSATION

         Total compensation for the Company's four executive staff for 1999 was $382,000. The CEO's cash compensation for 1999 was $120,000. None of the Company's other executive officers nor any other subordinate employee, received cash compensation in excess of $100,000 in 1999.

STOCK OPTIONS

         No options were granted during the first fiscal year to Mr. Stelnick, the named officer of the Company.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION VALUES

         No executive officers exercised stock options during the 1999 fiscal year, and the only executive officers who held stock options at the end of the year were CEO Richard Stelnick, who held 1,400,000 options, CFO Robert Miragliotta who held 1,050,000, and President Joseph Colonese who held 1,050,000.

EMPLOYMENT AGREEMENTS

         Messrs. Stelnick, Colonese, Miragliotta and Ellenis have four-year employment agreements expiring December 31, 2002, calling for aggregate salaries of $394,000, $408,000 and $410,000, respectively, for the four executives for the years 2000, 2001 and 2002.

                                RESCISSION OFFER

SEE RISK FACTORS BEGINNING ON PAGE ___ FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY OFFEREES IN CONNECTION WITH THE RESCISSION OFFER

BACKGROUND

         In December 1999, the New Jersey Bureau of Securities (of the Division of Law, Department of Law and Public Safety) served an administrative complaint on the Company alleging, first, that it had sold unregistered securities in violation of New Jersey securities laws and used unregistered agents for the purpose and, second, that it had failed to disclose or misstated material information about the Company in selling its securities. The Company has advised the Bureau it would vigorously contest the second administrative charge, which it believes to be without merit, but that it will concede for settlement purposes that it has issued unregistered securities and cure the deficiency by offering rescission to affected shareholders. Based upon informal discussions with Bureau representatives, the Company believes that the rescission offer set forth herein once funded will lead to prompt dismissal of the Bureau's entire administrative complaint.

         Accordingly, the Company is hereby offering to rescind certain sales of its Common Stock made to certain purchasers and to return their payment price plus interest. The rescission offer is subject to a written election within 30 days of the date of this Prospectus by any shareholder who wishes to rescind and to the condition that the Company's total liability for rescission does not exceed $750,000. While the Company cannot be certain and has taken no poll of shareholders, based upon informal discussions to date, it expects that less than 15 of the Company's shareholders holding approximately 100,000 shares at an average purchase price of $3 per share will elect rescission, thereby creating a rescission liability of some $300,000.

SHAREHOLDERS ENTITLED TO RESCISSION

         This rescission offer is open to all non-accredited holders of Common Stock for whom the applicable statute of limitations relating to rescission rights relative to Common Stock purchased has not expired as of the date of this Prospectus (such shares of Common Stock so held being hereinafter referred to as "Rescindable Shares"). Relevant statute of limitations for the federal securities act is one year, but may vary from state to state.

         Apart from its wish to settle the above administrative complaint by the New Jersey Bureau of Securities, the Company is undertaking this rescission offer as a precaution against potential claims by holders of Rescindable Shares but without admitting non-compliance with federal or state securities or blue sky laws. However, the current position of the Securities and Exchange Commission is that failure to accept a rescission offer does not necessarily terminate liability, if any, under federal securities laws. At present, no claims for rescission have been made against the Company.

RESCISSION OFFERING

         The Company reserves the right to withdraw the rescission offer, within 30 days after the date of this Prospectus, as to shareholders in any state where the rescission offer cannot legally be made because the Company is unable to obtain registration, an exemption therefrom, or any other necessary approval to permit the rescission offer under the securities laws of such state.

         This rescission offer constitutes an offer to redeem the Rescindable Shares. Therefore, subsequent to this offering, no holder of outstanding Rescindable Shares shall have a right of redemption, rescission or purchase including statutory rights of rescission unless otherwise set forth in writing, whether such shareholder accepts this right of rescission or not. However, this does not affect any statutory right of rescission that applicable law prohibits from being extinguished by this rescission offer. Particularly, the effect of a rescission offering under federal securities laws is uncertain, and holders of Rescindable Shares may continue to hold rights against the Company under federal securities laws following the rescission offer until the statute of limitations has expired. The federal statute of limitations is one year from the date of purchase, and state statutes of limitations vary.

         With respect to shareholders who do not elect to rescind their purchases of Rescindable Shares, their shares will be registered along with the shares of purchasers pursuant to this offering. In the future, the Company may propose a recapitalization that would require the exchange of outstanding Rescindable Shares for Common Stock of the Company.

         Shareholders considering rescission are encouraged to seek independent assistance of counsel to confirm the accuracy of these interest rates and to determine any additional recourse available to them.

         Any shareholder who wishes to rescind should contact Mr. Robert Miragliotta, the Company's Chief Financial Officer, at 170 Beaver Brook Road, Lincoln Park, New Jersey 07035, telephone (973) 872-9400, facsimile
(973)872-9472, to determine whether his or her purchase falls within the rescission period and whether, at the time of purchase, the shareholder did not qualify as an accredited investor. Generally speaking, individual accredited investors under federal law are persons whose current annual income is at least $200,000, and whose income exceeded such level for the two prior years, or together with one spouse is $300,000, and together exceeded such level for the two prior years, or persons whose net worth or joint net worth exceeds $1,000,000. Mr. Miragliotta can assist shareholders in determining whether their purchases fall in the rescission period applicable to them and whether at the time of purchase they were not accredited.

         All shareholders who wish to consider or accept the rescission offer must communicate with Mr. Miragliotta within 30 days of the date of this Prospectus. After such 30 day period the rescission offer will terminate. The election to rescind must extend to all Rescindable Shares purchased by the shareholder.

EFFECT OF REJECTION

         Shareholders holding Rescindable Shares who do not accept the rescission offer will be deemed to hold registered securities under the Securities Act subject to any restrictions upon transfer to which they agreed at the time the Rescindable Shares were acquired. Rejection of the rescission offer will not necessarily bar shareholders from seeking rescission or damages under Federal or state securities laws. If a holder of Rescindable Shares were to assert a claim based upon a violation thereof, the position of the Securities and Exchange Commission is that liabilities under the Federal securities laws are not terminated by making a rescission offer that is not accepted.

PAYMENT OF THE RESCISSION PRICE

         Upon rescission the electing shareholder will be required to exchange his or her Rescindable Shares for payment of the cash purchase price thereof plus statutory interest according to his or her state of residence or purchase at the time of purchase. Mr. Miragliotta is available to advise as to applicable interest rates, which generally cover the range of 6-12%. Interest will run retroactively to date of purchase. The Company reserves the right to withdraw this rescission offer even if accepted if the rescission liability exceeds $750,000. Rescission payments are expected to be made within 60 days of the termination of the 30 day rescission period, but the Company reserves the right to defer rescission funding up to 6 months after such termination to enable it to raise sufficient funds in this offering.

                                V-FORMATION, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                           Page

Independent Auditors' Report                                                               F-2

Balance sheets as of December 31, 1999 and 1998 and June 30, 2000                          F-3-F-4

Statements of operations for the years ended December 31, 1999 and 1998 and
   for the six-month periods ended June 30, 2000 and 1999                                  F-5

Statements of stockholders' equity (deficit) for the years ended December 31, 1999
   and 1998                                                                                F-6

Statements of stockholders' equity (deficit) for the six-month periods ended
   June 30, 2000 and 1999                                                                  F-7

Statements of cash flows for the years ended December 31, 1999 and 1998 and for the
   six-month periods ended June 30, 2000 and 1999                                          F-8

Notes to financial statements                                                              F-9-F-27

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
V-Formation, Inc.
Lincoln Park, New Jersey


We have audited the accompanying balance sheets of V-Formation, Inc. as of December 31, 1999 and 1998, and the related statements of operations and stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V-Formation, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that, in the absence of commitments for additional capital and/or financing, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                        HORTON & COMPANY, L.L.C.


March 10, 2000, except for Note 11,
   as to which the date is August 17, 2000

                                V-FORMATION, INC.

                                 BALANCE SHEETS

                                    ASSETS


                                                                         JUNE 30,             DECEMBER 31,
                                                                      -----------            -----------
                                                                         2000           1999           1998
                                                                      -----------    -----------   -----------
                                                                      (UNAUDITED)

Current assets:
   Cash                                                             $  178,302      $  160,186      $   34,943
   Marketable securities - available for sale                             --              --           339,692
   Accounts receivable, net of allowance for doubtful accounts
      of $21,000 in 2000 and 1999 and $33,490 in 1998                  285,077         117,362         103,088
   Inventories                                                         355,715         342,949         279,338
   Prepaid expenses and other current assets                           115,909          77,916          57,153
                                                                    ----------      ----------      ----------

               Total current assets                                    935,003         698,413         814,214

Property and equipment, net                                            378,318         365,983         372,775

Patents and trademarks, net of accumulated amortization
   of $97,467 in 2000, $78,993 in 1999 and $45,950 in 1998             476,304         500,870         392,961

Security deposits                                                       43,437          48,487          86,137
                                                                    ----------      ----------      ----------

                                                                    $1,833,062      $1,613,753      $1,666,087
                                                                    ==========      ==========      ==========

                        See notes to financial statements

                                V-FORMATION, INC.

                                 BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                  JUNE 30,                   DECEMBER 31,
                                                                                -----------                 -----------
                                                                                   2000               1999              1998
                                                                                -----------       -----------        -----------
                                                                                 (UNAUDITED)
Current liabilities:
   Current maturities of long-term debt                                       $    324,042       $    294,798       $    374,086
   Notes payable                                                                   720,000               --              242,500
   Accounts payable and accrued expenses                                           650,305            482,799            799,631
   Notes payable to shareholders                                                      --                 --               92,000
                                                                              ------------       ------------       ------------

               Total current liabilities                                         1,694,347            777,597          1,508,217
                                                                              ------------       ------------       ------------

Long-term debt, net of current maturities                                          450,949            449,834            910,896
                                                                              ------------       ------------       ------------

Stockholders' equity (deficit):
  Preferred stock - no par value, 7,500,000 shares
     authorized, 1,475,148 shares issued and outstanding in 2000
      1,196,828 shares issued and outstanding in 1999
      602,390 shares issued and outstanding in 1998                              5,286,470          4,366,554            800,000
   Common stock - no par value, 45,000,000 shares authorized,
      8,038,524 shares issued, 7,579,675 shares outstanding in
      2000 7,279,174 shares issued, 6,820,325 shares outstanding in 1999
      6,729,942 shares issued, 6,276,593 shares outstanding in 1998             18,705,744         14,163,144         12,347,768
   Additional paid-in capital, as restated in 1998                              30,747,110         30,736,160         30,317,125
   Accumulated deficit, as restated in 1998                                    (54,929,813)       (48,757,791)       (44,117,294)
                                                                              ------------       ------------       ------------

                                                                                  (190,489)           508,067           (652,401)
   Less: treasury stock at cost, 458,849 shares in 2000 and 1999
       and 453,349 shares in 1998                                                 (121,745)          (121,745)          (100,625)
                                                                              ------------       ------------       ------------

                                                                                  (312,234)           386,322           (753,026)
                                                                              ------------       ------------       ------------

                                                                              $  1,833,062       $  1,613,753       $  1,666,087
                                                                              ============       ============       ============


                        See notes to financial statements

                                       F-4

                                V-FORMATION, INC.

                            STATEMENTS OF OPERATIONS

                                                           SIX-MONTH PERIOD
                                                            ENDED JUNE 30,                    YEAR ENDED DECEMBER 31,
                                                            --------------                    -----------------------
                                                        2000              1999                1999               1998
                                                        ----              ----                ----               ----
                                                                   (UNAUDITED)
Sales                                               $    722,311       $    420,430       $    760,533       $    678,437

Cost of goods sold                                       751,740            445,589            756,139            629,533
                                                    ------------       ------------       ------------       ------------

Gross profit (loss)                                      (29,429)           (25,159)             4,394             48,904
                                                    ------------       ------------       ------------       ------------

Operating expenses:
   Selling and promotional                               327,360            452,244          1,540,265          1,228,938
   General and administrative                          1,297,057          1,020,658          1,566,803          2,166,737
   Depreciation and amortization                          56,232             59,121            118,242             76,763
                                                    ------------       ------------       ------------       ------------

                                                       1,680,649          1,532,023          3,225,310          3,472,438
                                                    ------------       ------------       ------------       ------------

Loss from operations before stock-based
   compensation                                       (1,710,078)        (1,557,182)        (3,220,916)        (3,423,534)
                                                    ------------       ------------       ------------       ------------

Operating expenses paid in stock and warrants:
   Employee compensation                                      --             30,660            318,660          4,895,393
   Fees and commissions                                   19,158             26,268            251,188            177,376
   Charitable contributions                                   --                 --            489,000            135,188
   Litigation settlement                               4,410,000                 --                 --          6,109,143
   Interest                                                   --                 --            246,677                 --
                                                    ------------       ------------       ------------       ------------

                                                       4,429,158             56,928          1,305,525         11,317,100
                                                    ------------       ------------       ------------       ------------

Loss from operations                                  (6,139,236)        (1,614,110)        (4,526,441)       (14,740,634)
                                                    ------------       ------------       ------------       ------------

Other income (expense):
   Interest income                                           229              4,737              4,839             21,885
   Interest expense                                      (33,015)           (70,360)          (118,149)          (136,698)
   Loss on disposal of assets                                 --               (746)              (746)            (5,700)
                                                    ------------       ------------       ------------       ------------

                                                         (32,786)           (66,369)          (114,056)          (120,513)
                                                    ------------       ------------       ------------       ------------

Net loss, as restated for 1998                      $ (6,172,022)      $ (1,680,479)      $ (4,640,497)      $(14,861,147)
                                                    ============       ============       ============       ============


Loss per common share                               $      (0.86)      $      (0.26)      $      (0.71)      $      (2.56)
                                                    ============       ============       ============       ============

Weighted average shares outstanding                    7,188,095          6,456,852          6,522,704          5,812,466
                                                    ============       ============       ============       ============

                        See notes to financial statements

                                V-FORMATION, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                   PREFERRED STOCK-NO PAR
                                                   COMMON STOCK-NO PAR VALUE                 VALUE
                                                    NUMBER OF                       NUMBER OF
                                                     SHARES          AMOUNT          SHARES         AMOUNT
                                                     ------          ------          ------         ------
Balance at January 1, 1998 (shares restated)        5,453,269      $5,162,100        602,390       $800,000

Sales of stock for cash (shares restated)            656,135        3,553,000

Issuance of stock for employee compensation          75,240          381,190

Issuance of stock for services (shares restated)     522,774        3,131,093

Issuance of warrants for services (shares restated)

Purchase of treasury stock

Stock donated to charities                           22,524          120,385

Net loss for the year, as restated
                                                    ---------      ----------       --------      ----------

Balance at December 31, 1998                        6,729,942      12,347,768        602,390        800,000

Sales of stock for cash                              242,883        1,427,282        508,372       3,018,158

Issuance of stock for employee compensation          19,110          144,660

Issuance of stock in brand acquisition                4,000          24,000

Issuance of stock for services                       10,739          64,434           4,566         59,396

Warrants exercised                                   251,000         26,000

Issuance of warrants for employee compensation

Issuance of warrants for services

Issuance of warrants for interest

Stock dividends                                      21,500          129,000

Purchase of treasury stock

Stock donated to charities                                                           81,500         489,000

Net loss for the year
                                                    ---------      -----------      ---------     ----------
Balance at December 31, 1999                        7,279,174      $14,163,144      1,196,828     $4,366,554
                                                    =========      ===========      =========     ==========


                                                        TREASURY STOCK          ADDITIONAL
                                                    NUMBER OF                    PAID-IN        ACCUMULATED
                                                     SHARES        AMOUNT        CAPITAL          DEFICIT
                                                     ------        ------        -------          -------
Balance at January 1, 1998 (shares restated)         450,075      $(85,625)    $22,590,793     $(29,256,147)

Sales of stock for cash (shares restated)

Issuance of stock for employee compensation

Issuance of stock for services (shares restated)

Issuance of warrants for services (shares                                       7,726,332
restated)

Purchase of treasury stock                            3,274       (15,000)

Stock donated to charities

Net loss for the year, as restated                                                              (14,861,147)
                                                     -------      ---------     ----------      -----------

Balance at December 31, 1998                         453,349      (100,625)     30,317,125      (44,117,294)

Sales of stock for cash

Issuance of stock for employee compensation

Issuance of stock in brand acquisition

Issuance of stock for services

Warrants exercised

Issuance of warrants for employee compensation                                   174,000

Issuance of warrants for services                                                127,358

Issuance of warrants for interest                                                246,677

Stock dividends                                                                 (129,000)

Purchase of treasury stock                            5,500       (21,120)

Stock donated to charities

Net loss for the year                                                                            (4,640,497)
                                                     -------     ---------     -----------     ------------
Balance at December 31, 1999                         458,849     $(121,745)    $30,736,160     $(48,757,791)
                                                     =======     =========     ===========     ============

                                      See notes to financial statements

                                V-FORMATION, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
                                   (UNAUDITED)


                                                    COMMON STOCK-NO PAR VALUE       PREFERRED STOCK-NO PAR VALUE
                                                    -------------------------       ----------------------------
                                                    NUMBER OF                         NUMBER OF
                                                     SHARES           AMOUNT           SHARES         AMOUNT
Balance at January 1, 1999                          6,729,942      $12,347,768        602,390        $800,000

Sales of stock for cash                               237,883        1,427,282         17,067         102,400

Issuance of stock for employee compensation             5,110           30,660

Issuance of stock for services                          5,378           26,268

Warrants exercised                                      1,000            1,000

Purchase of treasury stock

Net loss for the period
                                                    ---------      -----------        -------       --------
Balance at June 30, 1999                            6,979,313      $13,832,978        619,457       $902,400
                                                    =========      ===========        =======       ========


Balance, at January 1, 2000                         7,279,174      $14,163,144      1,196,828     $4,366,554

Sales of stock for cash                                                               277,202        913,208

Issuance of stock for services                            250            1,500          1,118          6,708

Issuance of stock in settlement of litigation         735,000        4,410,000

Issuance of warrants for services

Warrants exercised                                     24,100          131,100

Net loss for the period
                                                    ---------      -----------      ---------     ----------
Balance at June 30, 2000                            8,038,524      $18,705,744      1,475,148     $5,286,470
                                                    =========      ===========      =========     ==========


                                                       TREASURY STOCK
                                                       --------------           ADDITIONAL
                                                    NUMBER OF                    PAID-IN        ACCUMULATED
                                                     SHARES        AMOUNT        CAPITAL          DEFICIT
Balance at January 1, 1999                           453,349     $(100,625)    $30,317,125     $(44,117,294)

Sales of stock for cash

Issuance of stock for employee compensation

Issuance of stock for services

Warrants exercised

Purchase of treasury stock                             3,500       (10,500)

Net loss for the period                                                                          (1,680,479)
                                                     -------     ---------     -----------     ------------
Balance at June 30, 1999                             456,849     $(111,125)    $30,317,125     $(45,797,773)
                                                     =======     =========     ===========     ============


Balance, at January 1, 2000                          458,849     $(121,745)    $30,736,160     $(48,757,791)

Sales of stock for cash

Issuance of stock for services

Issuance of stock in settlement of litigation

Issuance of warrants for services                                                   10,950

Warrants exercised

Net loss for the period                                                                          (6,172,022)
                                                     -------     ---------     -----------     ------------
Balance at June 30, 2000                             458,849     $(121,745)    $30,747,110     $(54,929,813)
                                                     =======     =========     ===========     ============

                                             See notes to financial statements

                                V-FORMATION, INC.

                            STATEMENTS OF CASH FLOWS

                                                                        SIX-MONTH PERIOD
                                                                          ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                                                          --------------                 -----------------------
                                                                      2000              1999              1999              1998
                                                                      ----              ----              ----              ----
                                                                       (UNAUDITED)
Cash flows from operating activities:
   Net loss                                                      $ (6,172,022)     $ (1,680,479)     $ (4,640,497)     $(14,861,147)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
         Bad debts                                                         --                --                --             1,455
         Depreciation and amortization                                 56,232            59,121           118,242            76,763
         Employee compensation paid in stock and warrants                  --            30,660           318,660         4,895,393
         Fees and commissions paid in stock and warrants               19,158            26,268           251,188           177,376
         Litigation settlement paid in stock and warrants           4,410,000                --                --         6,109,143
         Debt incurred in litigation settlement                       195,000                --                --                --
         Charitable contributions paid in stock and warrants               --                --           489,000           135,188
         Interest paid in warrants                                         --                --           246,677                --
         Loss on disposal of assets                                        --               746               746             5,700
         Changes in operating assets and liabilities:
            (Increase) decrease in accounts receivable               (167,715)           (4,289)          (14,274)          (90,413)
            (Increase) decrease in inventories                        (12,766)           23,269           (63,611)          172,715
            (Increase) decrease in prepaid expenses
               and other current assets                               (37,993)           57,254           (20,763)               --
            (Increase) decrease in security deposits                    5,050            31,600            37,650            (5,250)
            Increase (decrease) in accounts payable                   271,172            37,586          (194,548)          147,452
            Increase (decrease) in accrued expenses                  (103,666)         (225,950)         (122,285)           (1,486)
                                                                 ------------      ------------      ------------      ------------

                  Net cash used in operating activities            (1,537,550)       (1,644,214)       (3,593,815)       (3,237,111)
                                                                 ------------      ------------      ------------      ------------

Cash flows from investing activities:
   Sale (purchase) of marketable securities                                --           339,692           339,692           (21,872)
   Capital expenditures for equipment, patents
      and trademarks                                                  (44,001)          (97,962)         (196,104)         (185,028)
                                                                 ------------      ------------      ------------      ------------

                 Net cash provided by (used in) investing
                     activities                                       (44,001)          241,730           143,588          (206,900)
                                                                 ------------      ------------      ------------      ------------

Cash flows from financing activities:
   Proceeds from (repayment of) notes payable                         570,000            52,500          (242,500)           47,500
   Proceeds from (repayment of) shareholder loans                     150,000           214,000           (92,000)           92,000
   Principal payments under loan agreements                          (164,641)         (397,060)         (540,350)         (278,978)
   Proceeds from issuance of common stock                             131,100         1,428,282         1,453,282         3,553,000
   Proceeds from issuance of preferred stock                          913,208           102,400         3,018,158                --
   Purchase of treasury stock                                              --           (10,500)          (21,120)          (15,000)
                                                                 ------------      ------------      ------------      ------------

                 Net cash provided by financing activities          1,599,667         1,389,622         3,575,470         3,398,522
                                                                 ------------      ------------      ------------      ------------

Net increase (decrease) in cash                                        18,116           (12,862)          125,243           (45,489)

Cash, beginning of period                                             160,186            34,943            34,943            80,432
                                                                 ------------      ------------      ------------      ------------

Cash, end of period                                              $    178,302      $     22,081      $    160,186      $     34,943
                                                                 ============      ============      ============      ============

                        See notes to financial statements

                               V-FORMATION, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

(INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999 IS
UNAUDITED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of significant accounting policies of V-Formation, Inc. is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         HISTORY AND BUSINESS ACTIVITY

         V-Formation, Inc. (the "Company") was organized in January 1995 and was in the development stage through December 31, 1996. In January 1997, the Company commenced the sale of patented V-configuration roller skates to sporting goods retailers located throughout the United States and Canada. During 1999, the Company acquired the Nexed brand of hockey equipment and apparel (Note 9).

         Since inception, the Company has incurred significant losses in connection with expenditures for research and development, organization and promotion of the Company's product, and will continue to incur significant losses until the commencement of a significant revenue stream. At December 31, 1999 and 1998, the Company had working capital deficiencies of approximately $79,000 and $694,000, and stockholders' equity (deficit) of approximately $386,000 and $(753,000), respectively. The Company has been dependent on capital raised from the sale of common and preferred stock and loans from unrelated parties. The Company anticipates that it will require additional capital and/or financing to continue as a going concern until it attains an adequate and consistent revenue stream and profitable operations. There can be no assurance, however, that sufficient capital and/or additional financing will be available. Accordingly, there can be no assurance as to the recoverability of the Company's assets.

         The Company's need for additional capital and/or financing in the absence of commitments therefor, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INTERIM FINANCIAL REPORTING

         The unaudited financial statements for the six-month periods ended June 30, 2000 and 1999 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of financial
         position, results of operations and    cash flows of the interim
         periods presented.

         CASH EQUIVALENTS

         The Company considers all highly-liquid investments, with an original
         maturity of three months or less when purchased, to    be cash
         equivalents.

                   SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

         During the years ended December 31, 1999 and 1998, the Company paid interest expense of $119,158 and $116,871, respectively.

                   SUPPLEMENTARY SCHEDULES OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                               SIX-MONTH PERIOD
                                                ENDED JUNE 30,        YEAR ENDED DECEMBER 31,
                                                --------------        -----------------------
                                             2000          1999         1999           1998
                                             ----          ----         ----           ----
                                                 (UNAUDITED)
Equipment acquired under capitalized
   leases                                $     -         $   -        $    -        $   79,768
                                         ===========     ========     =========     ==========

Stock and warrants issued for
   employee compensation                 $    19,158     $ 30,660     $ 318,660     $4,895,393
                                         ===========     ========     =========     ==========

Stock and warrants issued for fees
   and commissions                       $     1,500     $ 26,268     $ 251,188     $  177,376
                                         ===========     ========     =========     ==========

Stock and warrants issued for
   litigation settlements                $ 4,410,000     $   -        $    -        $6,109,143
                                         ===========     ========     =========     ==========

Stock and warrants donated to
   charities                             $     -         $   -        $ 489,000     $  135,188
                                         ===========     ========     =========     ==========

Warrants issued as interest expense      $     -         $   -        $ 246,677     $        -
                                         ===========     ========     =========     ==========

Stock issued and capitalized as
   patent and trademark costs            $     -         $   -        $  24,000     $   41,900
                                         ===========     ========     =========     ==========

Stock issued as dividends                $     -         $   -        $ 129,000     $        -
                                         ===========     ========     =========     ==========

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentration of credit risk, consists principally of cash and accounts receivable. The Company's policies do not require collateral to support accounts receivable. However, because of the diversity and credit worthiness of individual accounts which comprise the total balance, management does not believe that the Company is subject to any significant credit risk.

         At December 31, 1999, the Company had a balance in one bank which was approximately $17,000 in excess of the $100,000 limit insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with regard to cash.

         At December 31, 1999, the Company had accounts receivable from one customer in the amount of $20,109, representing 17% of the accounts receivable balance at that date.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's receivables and payables are current on normal terms and, accordingly, are believed by management to approximate fair value. Management also believes that notes payable, long-term debt and capital lease obligations approximate fair value when current interest rates for similar debt securities are applied.

                  INVENTORIES

         Inventories are stated at the lower of cost or market on a first-in, first-out basis.

                  PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the respective assets. Additions and improvements are capitalized, whereas costs of maintenance and repairs are expensed as incurred.

                  LONG-LIVED ASSETS

         The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairment indicators have been identified by the Company.

                  STOCK-BASED COMPENSATION

         The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock warrants.

1.       SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  PATENTS AND TRADEMARKS

         The Company has various patents of technology concerning its V-configuration skates, and has trademarked various names and logos.

         The costs associated with the acquisition of a patent, and the costs of registering the patents and trademarks are capitalized and amortized on the straight-line basis over their remaining lives, estimated to be 17 years.

                  RESEARCH AND DEVELOPMENT

         Research and development costs are charged to operations when incurred and are included in operating expenses.

                  ASSETS HELD UNDER CAPITAL LEASES

         The Company is the lessee of office furniture, office equipment, and a motor vehicle under capital leases expiring in various years through 2000. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

                  INCOME TAXES

         The Company recognizes deferred tax liabilities and assets, if any, for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances, if any, are provided when the expected realization of tax assets does not meet a "more likely than not" criterion.

                  MARKETABLE SECURITIES

         The Company's marketable securities are categorized as available-for-sale securities, as defined by the SFAS. Any unrealized gains and losses will be reflected as an amount in a separate component of stockholders' equity until realized.

                  WARRANTIES

         Estimated future warranty obligations are provided by charges to operations in the period in which the related revenue is recognized.

                  LOSS PER COMMON SHARE

         Loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common stock outstanding during the period.

2.       MARKETABLE SECURITIES

         Marketable securities consist of a mutual bond fund. At December 31, 1998, the fair market value of the fund equaled the cost of this investment. There were no realized or unrealized gains or losses for this investment for the years ended December 31, 1999 and 1998. This investment was collateral for the Company's line of credit that was terminated during 1999 (Note 5).


3.       INVENTORIES

         Inventories consist of:                                            JUNE 30,         DECEMBER 31,
                                                                             2000          1999        1998
                                                                             ----          ----        ----
                                                                         (UNAUDITED)

                  Finished goods                                           $110,210      $116,251    $  51,295
                  Raw materials                                             245,505       226,698      228,043
                                                                          ---------     ---------    ---------

                                                                           $355,715      $342,949     $279,338
                                                                           ========      ========     ========


4.       PROPERTY AND EQUIPMENT

         The following is a summary of property and equipment at cost, less accumulated depreciation:

                                                                           DECEMBER 31,
                                                             JUNE 30,      ------------                LIFE IN
                                                               2000           1999         1998         YEARS
                                                               ----           ----         ----         -----
                                                           (UNAUDITED)

         Leasehold improvements                             $    4,302    $    4,302   $    4,302          10
         Molds and tooling                                     355,736       317,783      306,373           7
         Motor vehicles                                          7,703         7,703        7,703           7
         Office equipment                                      118,591       107,541      103,546         5-7
         Furniture and fixtures                                 25,742        25,742       25,742           7
         Machinery and equipment                                90,912        89,820       26,820           7
                                                            ----------    ----------   ----------

                                                               602,986       552,891      474,486
         Less:  accumulated depreciation                       224,668       186,908      101,711
                                                             ---------     ---------    ---------

                                                              $378,318      $365,983     $372,775
                                                              ========      ========     ========

         Included above are motor vehicles, office furniture and equipment held under capitalized leases with a cost of $104,245 at December 31, 1999 and 1998. Accumulated depreciation at December 31, 1999 and 1998 was $57,224 and $32,871, respectively. Depreciation on assets held under capitalized leases amounted to $24,353 and $19,427 for the years ended December 31, 1999 and 1998, respectively.

5.       LONG-TERM DEBT

         Long-term debt consists of the following obligations:

                                                                             JUNE 30,              DECEMBER 31,
                                                                               2000            1999           1998
                                                                               ----            ----           ----
                                                                            (UNAUDITED)
Notes payable in 18 equal quarterly installments of $77,153, including interest at 8%, commencing April 1, 1998 and due July 1, 2002. These notes are collateralized by consent judgments in favor of the creditors, signed by the Company and certain of its officers, and certain covenants that restrict officers' compensation, restrict the making of loans and
prohibit the declaration or payment of cash dividends (see Note 7).          $  565,183     $  693,033     $  991,359

Capital lease obligations, payable in monthly
installments of $4,620, including interest from 11.4% to
18.9%, due through January 2002.                                                 34,808         51,599         88,495

Unsecured, non-interest bearing note with principal of $20,000 due in
April 2000 and the balance payable in five annual installments of
$35,000. The unpaid balance of the note is payable in full in the event of sale or merger of the Company, or in the event the Company receives
net funding of $1,500,000, or more, from an equity offering (see Note 12).      175,000             --             --

Installment note payable in monthly installments of
$3,205 plus interest at prime plus 1-1/2% (9-1/4% at
December 31, 1998) through March 2004.  This obligation
is collateralized by the assets of the Company and is
guaranteed by an officer of the Company and the Small
Business Administration.                                                             --             --        205,128
                                                                             ----------     ----------     ----------

                                                                                774,991        744,632      1,284,982
Less current maturities                                                         324,042        294,798        374,086
                                                                             ----------     ----------     ----------

                                                                             $  450,949     $  449,834     $  910,896
                                                                             ==========     ==========     ==========

         Following is the schedule of maturities of long-term debt:

                 YEAR ENDING
                 DECEMBER 31,

                    2000               $294,798
                    2001                299,227
                    2002                150,607
                                        -------
                                       $744,632

6.       NOTES PAYABLE

         Notes payable consist of the following:                               JUNE 30,           DECEMBER 31,
                                                                                 2000          1999         1998
                                                                                 ----          ----         ----
                                                                             (UNAUDITED)
Line of credit available to a maximum amount of $620,000. The obligation bears interest at the bank's index rate plus 1.5% and is collateralized
by the assets of one of the Company's officers and one of its directors.        $570,000     $     --     $     --

Unsecured notes payable to Company stockholders. The notes bear interest at 12%. Principal and interest are payable from the proceeds of the
Company's planned public offering.                                              150,000            --           --

Line of credit available to a maximum amount of $250,000. This obligation bears interest at the bank's prime rate (8.5% at December 31,
1998), was collateralized by the Company's marketable securities and
expired December 31, 1998.                                                           --            --      242,500
                                                                                --------     --------     --------
                                                                                $720,000     $     --     $242,500
                                                                                ========     ========     ========

7.       STOCKHOLDERS' EQUITY

                  COMMON STOCK

         In December 1999, the New Jersey Bureau of Securities (of the Division of Law, Department of Law and Public Safety) served an administrative complaint on the Company alleging, first, that it had sold unregistered securities in violation of New Jersey securities laws and used unregistered agents for the purpose and, second, that it had failed to disclose or misstated material information about the Company in selling its securities. The Company has advised the Bureau it would vigorously contest the second administrative charge, which it believes to be without merit, but that it will concede for settlement purposes that it has issued unregistered securities and cure the deficiency by offering rescission to affected shareholders. The Company believes that such a rescission offer, adequately funded and properly carried out, will lead to prompt dismissal of the Bureau's entire administrative complaint.

         The Company currently intends to carry out the rescission offer and at the same time to raise necessary capital for operations by filing, in the third quarter of 2000, a registration statement under the federal Securities Act of 1933, under which the selling agent to be selected will commit to a best efforts placement of the Company's securities. The Company can offer no assurance that such capital-raising effort will succeed or succeed at the level intended by the Company, or that the SEC or any other cognizant state securities law agency will consider any past securities violations over which it has jurisdiction corrected by a successful registration and rescission program. The Bureau may also, despite dismissal of its administrative complaint, determine to impose a monetary penalty on the Company. The Company does not believe that any such penalty or the rescission elections, if any, by shareholders electing to exchange their shares for original purchase price plus statutory interest, will materially adversely affect its financial position or materially interfere with its planned capital raise.

         Based upon its dealings to date with the Bureau, the Company remains confident that, working with the Bureau, it will be able during 2000 to raise publicly, the capital necessary for operations, and at the same time, effectively correct any stock issuances that may have violated New Jersey securities registration laws and effectively correct any stock issuances so violative of other state or federal securities laws.

                  PREFERRED STOCK

         The Company has authorized 7,500,000 shares of preferred stock.
         As of December 31, 1999, the Company has issued 500,000 shares of Series A, 102,390 shares of Series B, and 594,438 shares of Series C preferred stock. All series of preferred stock are non-voting, unless two or more quarterly dividends (whether or not declared) on the Series A Preferred Stock are unpaid, in which instance the Series A preferred stockholders, voting as a class, have the right to appoint two directors.

         The following is a summary of activity of the various series of preferred stock for the years ended December 31, 1999 and 1998:

                                                                        YEAR ENDED DECEMBER 31,
                                                                   1999                         1998
                                                          SHARES          AMOUNT        SHARES        AMOUNT
                                                          ------          ------        ------        ------
       SERIES A:
          Beginning balance                              500,000         $500,000       500,000       $500,000

          Activity                                          -               -              -             -
                                                         -------          -------       -------       --------
          Ending balance                                 500,000         $500,000       500,000       $500,000
                                                         =======         ========       =======       ========

       SERIES B:
          Beginning balance                              102,390         $300,000       102,390       $300,000

          Activity                                          -               -              -             -
                                                         -------          -------       -------        -------
          Ending balance                                 102,390         $300,000       102,390       $300,000
                                                         =======         ========       =======       ========

       SERIES C:
          Beginning balance                                 -               $-             -             $-

          Sales of stock for cash                        508,372        3,018,158          -             -
          Issuance of stock for services                  4,566           59,396           -             -
          Stock donated to charities                      81,500         489,000           -             -
                                                          ------         -------       -------        --------
          Ending balance                                 594,438        $3,566,554         -             $-
                                                         =======        ==========     =======        ========

       TOTAL:
          Beginning balance                              602,390         $800,000       602,390       $800,000

          Sales of stock for cash                        508,372        3,018,158          -             -
          Issuance of stock for services                  4,566           59,396           -             -
          Stock donated to charities                      81,500         489,000           -             -
                                                          ------         -------        -------        -------

          Ending balance                                1,196,828       $4,366,554      602,390       $800,000
                                                        =========       ==========      =======       ========

         The following is an unaudited summary of activity of the various series of preferred stock for the six-month periods ended June 30, 2000 and 1999:

                                                                  SIX-MONTH PERIOD ENDED JUNE 30,
                                                                  --------------------------------
                                                                  2000                        1999
                                                          SHARES        AMOUNT        SHARES        AMOUNT
                                                          ------        ------        ------        ------
       SERIES A:
          Beginning balance                              500,000       $500,000       500,000       $500,000

          Activity                                          -              -             -             -
                                                         -------        -------       -------        -------

          Ending balance                                 500,000       $500,000       500,000       $500,000
                                                         =======       ========       =======       ========

       SERIES B:
          Beginning balance                              102,390       $300,000       102,390       $300,000

          Activity                                          -              -             -             -
                                                        -------        -------       -------        -------

          Ending balance                                 102,390       $300,000       102,390       $300,000
                                                         =======       ========       =======       ========

       SERIES C:
          Beginning balance                              594,438      $3,566,554         -             $-

          Sales of stock for cash                        27,202         163,208        17,067       102,400
          Issuance of stock for services                  1,118          6,708           -             -
                                                          -----          -----         ------       -------

          Ending balance                                 622,758      $3,736,470       17,067       $102,400
                                                         =======      ==========       ======       ========

       SERIES D:
          Beginning balance                                 -             $-             -             $-

          Sales of stock for cash                        250,000        750,000          -             -
                                                         -------        -------        -------       --------

          Ending balance                                 250,000       $750,000          -             $-
                                                         =======       ========        =======       ========

       TOTAL:
          Beginning balance                             1,196,828     $4,366,554      602,390       $800,000

          Sales of stock for cash                        277,202        913,208        17,067       102,400
          Issuance of stock for services                  1,118          6,708           -             -
                                                          -----          -----         ------       -------

          Ending balance                                1,475,148     $5,286,470      619,457       $902,400
                                                        =========     ==========      =======       ========

         The Series A 6% Cumulative Preferred Stock pays cumulative annual dividends (if and when declared by the board) of $.06 per share, is redeemable by the holder at $1 per share plus all unpaid dividends, after 18 months from the date of issuance, and is convertible into common stock on a share-for-share basis.

         The Series B 8% Cumulative Preferred Stock pays annual dividends of 8% of the original series issue price (commencing November
         1, 1997) and is cumulative. The stock may not be redeemed, but is convertible into common stock. The number of shares issueable upon conversion is determined by dividing the original issue price plus unpaid dividends plus the forced conversion premium (18% of original issue price, if applicable) by the conversion price at the time in effect. The Company may force the conversion of the stock on the consummation of the sale of the Company's common stock in a bona fide underwriting commitment pursuant to a registration statement under the Securities Act of 1933, as amended, which results in aggregate cash proceeds in excess of $10 million, and a public offering price of not less than $5 per share.

         In the event of any liquidation, dissolution or winding up of the Company, the Series A preferred stockholders are entitled to receive $.06 per share, and the Series B preferred stockholders $2.93 per share, together with all unpaid dividends on these shares, with the Series A stockholders receiving preference in the order of distribution.

         In October 1996, the Company entered into subscription agreements with two companies for the sale of Series B Preferred Stock.
         In 1997, these companies sought rescission of the subscriptions.
         In February 1998, the Company offered an agreement for rescission, which was accepted. The agreement provided for the repayment of $1,050,000 plus accrued interest from October 4, 1996, to be paid in quarterly installments commencing April 1, 1998, with interest on the unpaid balance at 8% per annum. Accordingly, the Company has recorded the rescission of the sale of the Series B Preferred Stock together with the repayment obligation in the financial statements as if such rescission agreement was effectuated during 1997 (Note 5).

         During 1999, the Company commenced a private placement in which it sold 508,372 equity units. Each unit consists of one share of Series C 8% Cumulative Preferred Stock and two detachable Preferred Series C Warrants. Proceeds of the issuance received in 1999 totaled $3,018,158. The Series C Preferred Stock has an 8% cumulative dividend payable in either cash or stock, at the discretion of the Company except that, if the Company fails to register common stock within one year from the date of issuance (June 1999 through February
         2000) the Company is required to pay 8% dividends per annum, payable quarterly commencing November 2000. The Series C Preferred Stock is also convertible into common stock on a share-for-share basis with a conversion premium of not less than 16% ($0.96 per share) of the original $6 per share purchase price of the Series C Preferred Stock.

         The Preferred Series C Warrants are exercisable for a period of three years. Each warrant entitles the holder to purchase one share of Series C Preferred Stock for $6 per share.

         The Series C Preferred Stock has no voting rights. Shareholders have piggyback and demand registration rights.

                  WARRANTS

         The Company has issued warrants to purchase its common stock in connection with the sale of its common stock, and as compensation to employees and unrelated service providers.

         The following is a summary of common stock warrants issued and outstanding at December 31, 1999 (all of which are exercisable):

                                                 RANGE OF                                           WEIGHTED
               DATE           NUMBER OF          EXERCISE                                           AVERAGE
              ISSUED           SHARES             PRICE              EXPIRATION DATE            EXERCISE PRICE
               1995             512,500       $1.00 to $2.00          July 31, 2000                 $1.98
               1996             530,501       $1.00 to $4.50          July 31, 2000                 $1.08
               1997           4,748,723       $0.10 to $5.48      July 31, 2000 through
                                                                    December 31, 2002               $0.46
               1998           1,519,949       $2.00 to $6.00      July 31, 2000 through
                                                                    December 31, 2005               $3.55
               1999             819,213       $3.00 to $6.00      July 31, 2000 through
                              ---------                             December 31, 2000               $5.36

                              8,130,886
                              =========

         On December 31, 1998, 6,031,323 warrants that were due to expire were extended through December 31, 1999. As a consequence of extending the expiration dates of the warrants, the Company provided greater value to the warrant holders, thereby incurring additional compensation cost for that incremental value. Such additional compensation cost totaled $3,976,341. Since the additional compensation cost arising from the extension of the warrants had not been previously recorded, the 1998 financial statements have been restated (Note 11). On December 31, 1999, 6,552,686 warrants that were due to expire, were extended through 2000. Since there was no substantive incremental value provided to warrant holders, no additional compensation cost was recorded as a result of the extensions granted in 1999.

         During the years ended December 31, 1999 and 1998, no warrants were cancelled or expired. During 1999, warrants were exercised to purchase 251,000 shares of common stock.

         In conjunction with the private placement of Series C Preferred Stock, which took place during 1999, the Company issued 1,188,876 warrants. Each warrant entitles the holder to purchase one share of Series C Preferred Stock for $6 per share. The warrants are exercisable for a period of three years.

                  DIVIDENDS

         At December 31, 1998, dividends on the Series A and Series B Cumulative Preferred Stock were in arrears by $45,000 and $30,000, respectively. If such dividends are in arrears, no dividends shall be declared, nor shall there be any redemption of shares having a rank lower in priority to the Series A Preferred Stock with respect to dividends. All dividends in arrears for 1998 and dividends due for 1999 were paid in stock during 1999.

8.       STOCK-BASED COMPENSATION

         During 1999 and 1998, the Company issued common stock, preferred stock and warrants to purchase common and preferred stock to employees, charities and unrelated service providers as compensation. The following is the summary of stock and warrants issued for compensation:

                                                         NUMBER OF     COMPENSATION
                                                           SHARES         AMOUNT

1998:    Common stock issued to employees                   75,240      $  381,190
         Common stock issued to charities                   22,524         120,385
         Common stock issued to service providers          522,774       3,131,093
                                                         ---------      ----------
                                                           620,538      $3,632,668
                                                         =========      ==========


         Warrants issued to employees                       15,000      $        -
         Warrants re-issued to employees                         -       4,514,203
         Warrants issued to investors                      234,305               -
         Warrants issued to charities                       19,737               -
         Warrants re-issued to charities                         -          14,803
         Warrants issued to service providers            1,263,644       3,109,149
         Warrants re-issued to service providers                 -          88,177
                                                         ---------      ----------
                                                         1,532,686      $7,726,332
                                                         =========      ==========

1999:    Common stock issued to employees                   19,110       $ 144,660
         Common stock issued in connection with
         brand acquisition                                   4,000          24,000
         Common stock issued to service providers           10,739          64,434
                                                         ---------      ----------
                                                            33,849       $ 233,094
                                                         =========      ==========

         Warrants issued to employees                       95,610       $ 174,000
         Warrants issued to investors                      536,500               -
         Warrants issued to charities                       28,725               -
         Warrants issued to service providers               80,562         127,358
         Warrants issued as interest                        77,816         246,677
                                                         ---------      ----------
                                                           819,213       $ 548,035
                                                         =========      ==========

         Series C Preferred stock issued to service          4,566       $  59,396
         providers
         Series C Preferred stock issued to charities       81,500         489,000
                                                         ---------      ----------
                                                            86,066       $ 548,396
                                                         =========      ==========

         Series C Preferred warrants issued to
         service providers                                 300,000       $       -
                                                         =========      ==========

         The amounts of compensation charged to operations on account of employees and service providers who received common stock has been determined based upon the fair value of the common stock as of the date of issuance. Such fair value has been estimated by Management based upon contemporaneous sales of common stock for cash.

         The amount of compensation charged to operations on account of employees who received warrants has been determined in accordance with the provisions of APB 25. Such fair value has been estimated by Management based upon contemporaneous sales of common stock for cash. Had compensation been determined in accordance with SFAS No. 123, utilizing the Black-Scholes-Model for valuing warrants granted (assuming no dividend yield; a risk-free interest rate of 6%; expected life of one year; and no expected volatility) there would have been no material effect on the compensation costs recorded.

         The amount of compensation charged to operations on account of service providers who received warrants has been determined in accordance with SFAS No. 123, utilizing the Black-Scholes-Model for valuing warrants granted (assuming no dividend yield; a risk-free interest rate of 6%; expected life of one year; and no expected volatility).


9.       COMMITMENTS AND CONTINGENCIES

            EMPLOYMENT CONTRACTS

         In January 1996, the Company entered into employment agreements with five officers. These agreements were for a three-year period and expired December 31, 1998. During 1999, four agreements were extended for an additional four-year period and expire December 31, 2002. Officers' salary expense was $428,108 and $428,958 for 1999 and 1998, respectively. The minimum aggregate annual salaries are $394,000, $408,000 and $410,000 for the years 2000, 2001 and 2002, respectively.

            REAL PROPERTY LEASE OBLIGATIONS

         The Company is obligated under a lease agreement for the rental of office space. The lease is for a period of five years expiring October 31, 2001, and may be renewed for an additional five-year period at a 31% increase in rent. Annual base rent under this lease is $80,750, to be adjusted annually by the consumer price index. Rent expense under this lease was $83,889 and $76,230 for the years ended December 31, 1999 and 1998, respectively.

         The Company entered into a lease agreement for the rental of factory and warehouse space in January 1998. This lease commenced March 1, 1998 and expires February 28, 2001. The Company is also responsible for increases in its pro rata share of the provision for real estate taxes and utilities.

         Minimum lease payments under this lease are as follows:


            YEAR ENDING
            DECEMBER 31,
            ------------
               2000                                           $112,921
               2001                                             86,146
                                                              --------
                                                              $199,067
                                                              ========


            VEHICLE LEASE OBLIGATIONS

         The Company is obligated under 17 operating leases for automobiles, vans and trucks. These leases range from 24 to 48 months, all of which expire by October 2003. Vehicle rental expense was $164,072 and $134,534 for the years ended December 31, 1999 and 1998, respectively.

         Minimum lease payments under these leases are as follows:

             YEAR ENDING
             DECEMBER 31,
             ------------
               2000                                          $141,940
               2001                                           104,920
               2002                                            26,592
               2003                                             1,340
                                                             --------
                                                             $274,792
                                                             ========


            ROYALTY AGREEMENT

         The Company is obligated under a product and license agreement whereby it has agreed to pay royalties on sales of V-Formation skates, V-Formation skate products and other trademark products. Royalties are computed as follows:

- for all trademark products other than skates and skate products, royalties shall be paid at 3% and 2% of the wholesale selling price for 1998 and 1999, respectively.

- for all skates and skate products, royalties shall be paid at $6 per pair for 1998; $4 per pair through April 19, 2011 and $2 per pair thereafter. The Company guaranteed minimum payments of $60,000 and $240,000 for 1998 and 1999, respectively.

            SPONSORSHIP AGREEMENT

      The Company entered into a sponsorship agreement granting the Company advertising rights, the right to identify itself as an associate of the Hockeyball Associates, the right to make authorized use of certain Hockeyball Associates trademarks, and the right to use authorized endorsements of Hockeyball Associates team members for the 1998 and 1999 Pro Beach Hockey season. The Company's sponsorship fee was $300,000 for 1998 and $183,000 for 1999.

            FINANCING ARRANGEMENTS

      During May 1999, the Company entered into a $350,000 line of credit agreement with a financial institution. In April 2000, the line was increased to $620,000. The obligation bears interest at the bank's index rate plus 1.5%. The obligation is collateralized by the assets of one of the Company's officers and one of its directors (Note 6).

            LICENSING AGREEMENT

      During July 1999, the Company entered into an agreement that grants the Company the exclusive world-wide rights for the manufacture, sale and use of a patented skate design. Among other uses, the design permits either an ice skating blade or an in-line roller skate chassis to be attached interchangeably to the same boot. The agreement is in effect for the duration of the patents.

      In consideration of the licensing agreement, the Company is obligated to pay a royalty of $0.235 for each pair of skates sold that is covered by the patents. The minimum annual royalty payment is $60,000 for the term of the license and is payable in quarterly installments of $15,000.

      As further consideration, the Company granted warrants to purchase 300,000 shares of Series C Preferred stock at $6.00 per share. Such rights are exercisable for the duration of the agreement.

            BRAND ACQUISITION

      Effective October 1, 1999, the Company acquired the Nexed brand of hockey equipment and apparel. Prior to the Company's acquisition of the brand name, Nexed had no operations. Nexed was, and continues to be, in the development stage. Consideration consisted of 4,000 shares of the Company's common stock valued at $24,000, warrants to purchase 37,500 shares of the Company's common stock at an exercise price of $6 per share, plus a cash payment of $21,000. The brand acquisition was recorded as an addition to the patent and trademark account at the fair value of the consideration paid, which totaled $45,000. In addition, the Company entered into an employment agreement with the former owner of the Nexed brand.

10.   INCOME TAXES

      As of December 31, 1999, the Company has net operating losses available for carryforward to offset future years' taxable income. The amounts and expiration dates of the net operating losses are as follows:

                 EXPIRATION
                   DATES
            --------------------
            FEDERAL         STATE                                  AMOUNT
            -------         -----                                  ------
            2010            2002                                 $   220,000
            2011            2003                                   1,595,000
            2012            2004                                   2,600,000
            2018            2005                                   3,534,000
            2019            2006                                   3,335,000
                                                                 -----------
                                                                 $11,284,000
                                                                 ===========


      Deferred income taxes arise from temporary differences in reporting assets and liabilities for income tax and financial accounting purposes primarily resulting from net operating losses and from temporary differences in recognition of stock-based compensation deductions. As of December 31, 1999, the components of the deferred tax assets and the related tax effects of the temporary differences are as follows:

                 Non-current deferred income tax assets arising from:

                 Net operating loss carryforward             $   3,385,000
                 Temporary differences in recognition
                 of stock-based compensation                    11,242,000
                 Valuation allowance                           (14,627,000)
                                                              ------------
                                                              $          -
                                                              ============



      Because of the uncertainty of the Company's ability to generate taxable income in the future to utilize the deferred tax assets, such assets have been fully reserved through a valuation allowance. The net increase in the deferred income tax asset and the offsetting valuation allowance was $1,392,000 and $4,458,000 for the years ended December 31, 1999 and 1998, respectively.

11.   RESTATEMENT

      The Company's financial statements as of December 31, 1998 and for the year then ended have been restated. The restatement arises because certain stock warrants that were due to expire during 1998, were extended by the Company. By extending the expiration dates of the warrants, the Company provided greater value to the warrant holders, thereby incurring additional compensation cost for that incremental value. The additional compensation cost had not been recorded in the 1998 financial statements as previously presented.

      The effect of the restatement is as follows:


                                                  As previously
                                                     reported       As restated
                                                     --------       -----------
      Balance sheet:
         Additional paid-in capital               $ 26,340,784    $  30,317,125
         Accumulated deficit                      $(40,140,953)   $ (44,117,294)

      Statement of operations:
         Operating expenses paid in stock and
         warrants                                 $  7,340,759    $  11,317,100
         Net loss                                 $(10,884,806)   $ (14,861,147)


      In addition, disclosures in the shareholders' equity section of the balance sheet and in the statement of stockholders' equity have been restated to reflect the correct number of shares issued and outstanding as of December 31, 1998. The restatement had no effect on the balances previously presented on the December 31, 1998 balance sheet or in the statement of operations for the year then ended.

      The effect of the restatement is as follows:


                                                          As
                                                      previously
                                                       reported      As restated
                                                       --------      -----------
      Number of shares issued at January 1, 1998       5,003,269      5,453,269

      Stock issued for cash                              666,135        656,135
      Stock issued for services                          524,582        522,774
      Stock issued for employee compensation              75,240         75,240
      Stock donated to charities                          22,524         22,524
                                                       ---------      ---------
      Number of shares issued at December 31, 1998     6,291,750      6,729,942
                                                       =========      =========


12.   INTERIM FINANCIAL INFORMATION (UNAUDITED)

            ASSET ACQUISITIONS

      In May 2000, the Company entered into an agreement to acquire 100% of On Net Sports, Inc. ("ONSI"). ONSI is a development stage company that intends to be the world's first 24 hour-a-day sports talk Internet webcasting station offering an interactive, real-time arena for news, statistics and scores. ONSI has had no operations to date.

      Under the terms of the agreement, the Company agreed to provide exclusive financial and management consultation with respect to arranging capitalization or financing and has agreed to provide for financing as follows: $1 million on or before October 1, 2000; $1 million on or before July 1, 2001; $1 million required on or before April 1, 2002; and to help arrange for appropriate senior term debt and/or mezzanine financing. In addition, the agreement provides the management of ONSI with the opportunity to reacquire 49% of ONSI pursuant to defined income goals to be mutually determined.

      During June 2000, the Company entered into an agreement whereby it acquired certain software programs as well as the rights to any and all intellectual properties currently owned, in development or which may be created by the software developer. The software and intellectual property rights were acquired by Soft Machine, Inc. ("SMI") a newly-created, wholly-owned subsidiary of V-Formation, Inc.

      As consideration, the Company agreed to a payment of $50,000 to be made on or before September 1, 2000. In addition, the Company agreed to provide for employment agreements for the executive management of SMI; an annual performance incentive of 3.75% of net SMI profit to be paid against mutually-determined income goals; stock options based on performance; a dedicated operational budget for research and development and for commercial exploitation of marketable intellectual properties; human resources and administrative support services; and consultation with respect to all marketing management, operational and financing efforts.

            SETTLEMENT AGREEMENT

      On March 15, 2000, the Company entered into a settlement agreement to resolve a legal dispute. The dispute arose from a 1996 transaction in which the plaintiffs acted as brokers by introducing various parties that subsequently invested in V-Formation, Inc.'s Series B Preferred Stock. Although a part of that transaction was later rescinded, and the Company agreed to repay a portion of the proceeds invested (in the form of a loan), the plaintiffs asserted that they were entitled to a finder's fee for having made the introduction. Under the terms of the settlement agreement, the Company agreed to a payment of $20,000 within 30 days of the settlement and a promissory note in the amount of $175,000, payable in annual installments of $35,000, without interest. The unpaid balance of the note is payable in full in the event of sale or merger of the Company, or in the event the Company receives net funding of $1,500,000 or more from an equity offering. In addition, the Company issued 735,000 shares of its common stock valued at $4,410,000.

                  PREFERRED STOCK ISSUANCES

      During January and February 2000, the Company concluded a private placement which commenced in 1999 (Note 7) by selling 27,202 shares of its Series C Preferred Stock. Proceeds received in 2000 from sales of Series C Preferred Stock totaled $163,208.

      During February 2000, the Company completed a private placement in which it sold 83,333 equity units at $9.00 per unit. Each unit consists of three shares of Series D 8% Cumulative Convertible Preferred Stock and three detachable Preferred Series D Warrants. Proceeds from the issuance totaled $750,000. The Series D Preferred Stock has an 8% cumulative dividend payable after the first year in either cash or stock, at the discretion of the Company. The Series D Preferred Stock is convertible into common stock on a share-for-share basis with a conversion premium of not less than 132% ($3.96 per share) of the original $3 per share purchase price of the Series D Preferred Stock.

      The Preferred Series D Warrants are exercisable until December 31, 2000. The exercise price for each Preferred Series D Warrant will be equal to 50% of the original purchase price of the Preferred Series D Unit ($4.50). Each warrant upon exercise will entitle the holder to receive one share of the Company's Series D Preferred Stock, which may be converted into common stock on a share-for-share basis with a conversion premium of not more than 55% ($2.47) of the original purchase price of the Preferred Series D Warrant.

      The Series D Preferred Stock has no voting rights. Shareholders have piggyback and demand registration rights.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      During the past two years the Company has not changed its accountants nor has the Company had any material disagreements with its accountants.

                                   EXPERTS

      The financial statements of the Company included in this Prospectus have been audited by Horton & Company, L.L.C., independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                                LEGAL MATTERS

      The legality of the rescission offer and the securities offered by this Prospectus will be passed upon for the Company by Goodwin, Procter & Hoar LLP, New York, New York.

                        ADDITIONAL INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the rescission offer. This Prospectus, filed as a part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices: Midwest Region Office, Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the applicable document filed with the Commission.

No dealer, sales person or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must nit be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                           -----------------------


      Until __________, 2000 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities offered hereby, whether or not participating in this distribution may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                                V-FORMATION, INC.



                   OFFER OF 1,500,000 SHARES OF COMMON STOCK



                            -------------------------

                                   PROSPECTUS

                             ----------------------



                               ____________, 2000

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      [to be supplied]

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      [to be supplied]

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

      [to be supplied]

ITEM 27.  EXHIBITS

Exhibit Number      Description
          *3.1      Certificate of Incorporation of the Registrant.
          *3.2      Bylaws of the Registrant.
          *5.1      Opinion of Goodwin, Procter & Hoar LLP
         *10.1      Exchange Agreement
         *10.2      [Stock Option Plan].
         *23.1      [Employment Agreements]
                    Consent of Horton & Company, L.L.C., Independent Certified
                    Public Accountants.
         *23.2      Consent of Goodwin, Procter & Hoar LLP (will be contained in such firm's opinion filed as Exhibit 5.1).
         *24.1      A power of attorney relating to the signing of amendments
                    hereto is incorporated in the signature pages of this
                    Registration Statement.
         *27        Financial Data Schedule (SEC use only).

-----------------
*     To be filed by amendment

ITEM 28.  UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

      (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) reflect in the prospectus any facts which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) include any additional or changed material information on the plan of distribution.

      (2) for determining liability under the Securities Act, treat each such post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be initial bona fide offering; and

      (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

                                  SIGNATURES


      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the city of Lincoln Park, State of New Jersey, on August 22, 2000.

                                  V  - FORMATION, INC.


                              By: /s/
                                  ------------------------
                                  Richard Stelnick
                                  Chief Executive Officer




                              POWER OF ATTORNEY


      Each person whose signature appears below on this Registration Statement hereby constitutes and appoints J. Robert Horton as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including pre-effective amendments and post-effective amendments and amendments thereto) to this Registration Statement on Form SB-2 of V-Formation, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, each acting alone or in his substitute, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


       Signatures                     Title(s)                      Date
       ----------                     --------                      ----
/s/___________           Chief Executive Officer and        August 22, 2000
                         Chairman
Richard Stelnick


/s/___________           Chief Financial Officer and        August 22, 2000
                         Director
Robert Miragliotta       (Principal Financial and
                         Accounting Officer

/s/___________           Executive Vice President and       August 22, 2000
                         Director
Theodore Ellenis